Exhibit 99.c

1    Economic and Budget Policy Guidelines

1.1                                        Summary of economic policy proposals and policy direction

Sweden is now emerging from the worst international economic crisis since the depression in the 1930s. Irresponsible management of high-risk financial transactions and regulatory and supervisory shortcomings triggered a deep global economic downturn with falling production, reduced international trade and high unemployment. Most countries of the world were simultaneously hit hard. Sweden, a small and export-dependent country, suffered a drop in GDP of almost 5 per cent in 2009.

The Government has continued to make the work-first principle and jobs its highest priorities during the crisis. A responsible fiscal policy and strong public finances have enabled Sweden to meet the crisis head on with a broad and forceful policy to stabilise the financial markets, lessen the fall in production and employment, and safeguard core welfare activities. Thanks to Sweden’s strong position before the crisis, the Government has been able to conduct perhaps the most expansive policy in the OECD without jeopardising public finances.

The economic recovery now appears to be coming earlier and is stronger than the Government estimated in the 2010 Budget Bill. There are many indications that Sweden may emerge from the crisis better than many other countries.

It is now the Government’s priority to clean up the damage wrought by the crisis. The crisis has hit households and business hard. People have lost their jobs and been unemployed while others have seen their incomes reduced. Pensioners and children are particularly vulnerable.

The Government thus proposes a further reduction in income tax for pensioners. This means that disposable income in most pensioner households will increase even though the downturn will lead to reduced pensions on account of the balancing mechanism in the old-age pension system.

Families with several children often find themselves in a financial situation which leaves them with small margins. In the wake of the crisis, they are at risk of falling behind. The Government therefore proposes raising the child allowance’s supplementary allowance for additional children.

What is critical now is to ensure that jobs come early in the recovery and that bottlenecks do not hamper a robust and rapid growth in employment. Unemployment has risen in the wake of the crisis and it is essential to prevent it from becoming persistent at a high level.

A further strengthening of the already extensive labour market initiatives is proposed. Older workers who became unemployed during the crisis may find it particularly difficult to get back into the labour market. It is therefore proposed to shorten the qualification time for new start jobs for older workers from 12 to 6 months. Measures targeted at students are also proposed. In order to strengthen employment, some infrastructure measures will be moved forward.

Targeted measures are also proposed for the Västra Götaland region, which has been particularly hard hit by the crisis.

Measures will also be taken for more and growing businesses and higher productivity. The Government proposes abolishing the statutory audit obligation for smaller firms with the aim of reducing their administrative burden. In addition, VAT accounting will be simplified.

Major transport infrastructure projects will be carried out in Stockholm, Göteborg, Sundsvall and Motala over the next ten years.

To improve the quality and status of the teaching profession, a certification system for teachers and preschool teachers will be introduced.

Sweden’s path forward for exit from the crisis involves nurturing the recovery, reinforcing the jobs policy and safeguarding public finances. With a return to surplus in the public finances, Sweden will be able to face new crises from a position of strength. Continuing to strengthen the work-first principle, to improve the conditions for taking on new employees and for starting and running a business, and to safeguard welfare will lift Sweden out of the crisis while improving the conditions for sustainable higher growth and employment. Supporting those hard pressed by the crisis promotes social cohesion in Sweden.

A gradual recovery is expected to lift Sweden out of the crisis

Global financial markets are functioning more normally and the world economy shows clear signs of a recovery.

The outlook for growth in Sweden has brightened and the labour market has improved more than foreseen in the 2010 Budget Bill. Rising domestic demand is expected to play a relatively stronger role in the gradual recovery. Household consumption is expected to increase at a good pace in the next few years thanks to the favourable trend for disposable income, reduced uncertainty, continued low interest rates and strong public finances.

A broad policy for stemming the fall in employment has mitigated the impact of the crisis on jobs. Unemployment has, however, risen. The labour market is expected to bottom out and then turn upwards in 2010. Employment growth is expected to be relatively strong in the next few years.

While the recovery will gradually become more evident, there is a risk that developments could be worse than expected. Many countries with growing deficits and debts must undertake major budget consolidations at the same time that interest rates are expected to rise. Large stimulus and support measures must be phased out at an appropriate pace. The Government is following developments carefully and is prepared to take further measures if necessary.

Table 3.1 Key indicators and public finances

Percentage change, unless otherwise stated

	2009	2010	2011	2012	2013	2014
GDP	-4.9	2.5	3.9	3.5	3.2	2.9
GDP gap(1)	-5.3	-4.4	-2.9	-1.9	-1.1	-0.3
Employed(2)	-2.1	-0.4	0.7	1.3	1.2	1.1
Hours worked	-2.6	-0.1	1.3	1.5	1.4	1.3
Unemployment(3)	8.3	9.2	8.8	8.0	7.3	6.7
Wages(4)	3.4	2.3	2.5	2.9	3.3	3.4
CPI(5)	-0.3	1.3	1.6	2.2	2.7	2.7
Net lending(6)	-0.8	-2.1	-1.0	0.4	1.3	2.2
Central government debt, per cent of GDP	37.6	36.6	34.8	32.8	29.4	25.3

(1) Difference between actual and potential GDP, as a percentage of potential GDP.

(2) Age 15-74.

(3) As a percentage of the labour force aged 15-74.

(4) According to short-term wage statistics.

(5) Annual average.

(6) General government net lending as a per cent of GDP.

Note: Figures for 2009 are outcome data.

Source: Statistics Sweden, National Mediation Office and Ministry of Finance.

Effects of the Government’s policy

Crisis measures approved earlier, together with the measures now proposed and announced in this Budget Bill, are estimated to lead to a GDP that is 1.8 per cent higher in 2010 compared with what it would have been without these measures. About 60 000 more people will be employed in 2010 than would otherwise have been the case.

The reforms made by the Government since it took office to get more people working and fewer excluded from the labour market, including the reforms announced in this Budget Bill, are expected in the long run to increase the number of hours worked by the equivalent of about 225 000 full-year equivalents, 200 000 of which are the result of the structural reforms implemented. The in-work tax credit is expected to account for about half of this increase.

Public Finances will be back in surplus

Fiscal policy is designed to contribute to the highest possible sustainable prosperity through sustainable and strong growth, high employment, a prosperity enjoyed by all and macroeconomic stability. Sound public finances create the conditions for achieving these objectives and meeting future challenges. A fiscal policy that is not long-term sustainable leads to the build-up of public debt, which in the long run risks shifting the focus in fiscal policy from measures that contribute to higher growth, welfare and employment to debt consolidation. An unsustainable policy puts exposed groups in society who are particularly dependent on functioning welfare systems most at risk. A starting point for policy in the next term of office is that public finances are to be in balance and thereafter show a surplus of 1 per cent of GDP, in line with the surplus target, meaning that general government net lending is to show a surplus equivalent to 1 per cent of GDP over a business cycle. Sweden will be well prepared for the next economic downturn.

As a result of the improved economic outlook, public finances are expected to strengthen more than was forecast in the 2010 Budget Bill. Public finances are expected to reach a balance and move into surplus in 2012.

Overall assessment of the room for reform

Growth prospects are brighter and the need for temporary stabilisation policy measures is lessening with time. Aftercare of the crisis is nevertheless important and more needs to be done to mitigate the damage it inflicted. When the economy recovers, public finances will strengthen again, creating some room for new initiatives. However, only a sustainable improvement in general government net lending can be used for reforms. A large part of the increase in general government net lending going forward will depend on a substantial improvement in the business cycle. An important starting point in assessing the room for reform is that general government net lending is to show a surplus of 1 per cent of GDP in line with the surplus target when the economy and resource utilisation have been normalised. At the same time it is important to find a balance for fiscal policy between the need to shore up the coming recovery and the requirement to re-establish a surplus in public finances to ensure that Sweden will go into the next downturn with its public finances in a strong position. The current crisis has shown without doubt what an advantage it has been for Sweden to go into a crisis with a surplus in the public finances.

An overall assessment — where the need to shore up the coming recovery and the need for a relatively rapid improvement in the public finances before any potentially new economic downturn have been taken into account — is that there is limited room for permanent reforms in 2011. In the long run, however, both actual and structural net lending will improve and reach levels in line with or exceeding the surplus target towards the end of the forecast period. This suggests that there may be some further permanent room for reform towards the end of the forecast period. Estimates of long-term developments, however, are very uncertain. The risk of a more unfavourable outcome suggests that the room for reform towards the end of the forecast period may be less than what a mechanical calculation of the indicators used to monitor the surplus target shows. As the future room for reform is uncertain, it should therefore not be used up too quickly. Instead it should be monitored over time. In making an assessment of what constitutes a responsible direction for fiscal policy in the near future, stabilisation policy will not be the only consideration. Growth and employment policy objectives, welfare needs and income distribution effects will also be considered in the overall assessment.

Economic policy direction going forward

The work-first principle will continue to be the focal point of the Government’s ongoing work on policy design for the coming parliamentary term. The aim is full employment and a further reduction in labour market exclusion. Everyone who is able to participate in working life will be given the opportunity to do so. This will reduce social disparities and pay for the welfare systems.

The conditions needed for production and jobs will be improved throughout Sweden. It is also important to continue to mitigate the damage wrought by the crisis and prevent it from leaving society scarred for a long time to come.

The crucial questions for the Swedish economy are at what point in the recovery jobs will be created and how much can unemployment decline in the coming years without the emergence of bottlenecks that dampen employment growth. Over the next few years, it is essential for the recovery in demand to have an impact on employment in the business sector. From this perspective, the business climate and firms’ propensity to hire are key factors in the Government’s policy.

Further measures are needed for groups which have difficulty getting established in the labour market. Youth unemployment will be tackled and integration improved and there will be more opportunities for women as well as older people to participate in the labour market.

When the rise in employment picks up speed and unemployment declines, it is essential to ensure that labour markets function well so that the upturn is not interrupted prematurely. Stimulating the labour supply will be crucial in the coming years if unemployment is to continue to decline without the risk of increasing imbalances. This entails both better conditions for hiring and better incentives to work. There needs to be a high level of preparedness in labour market policy to detect and address shortages in certain parts of the country or occupations. When the labour market situation improves, active labour market programmes can reasonably be scaled back.

Sweden needs more new and growing companies wanting to take on employees. An attractive business climate is important for productivity and economic growth. Sweden must have a well-functioning infrastructure that strengthens the business sector, improves labour mobility and increases prosperity.

Better education and successful research are important for economic growth, for jobs, and for preventing exclusion. The percentage of young people who do not complete their education has to be reduced. Academic achievement has to be improved generally and the labour market entry age reduced. The policy should aim to continue to strengthen teachers’ competence and status, stimulate follow up and evaluation, and improve the throughput in the education system.

The basis for a fair distribution of economic resources is higher employment and reduced exclusion. With an effective income distribution policy with well designed taxes and transfers and publicly financed services that are easily accessible and of high quality, everyone will share in the prosperity.

Sweden also faces a number of long-term challenges. One basically positive demographic development is an increase in average life expectancy, but it also leads to an increase in the dependency burden for the working part of the population. Globalisation requires a competitive Sweden. These two challenges underline the importance of continuing to strengthen conditions in Sweden for getting more people working, increasing competitiveness, strong growth, and a surplus in the public finances. Climate change is one of the greatest challenges of our time and requires a global response. We will pursue a forward-looking and cost-effective climate policy aimed at reducing emissions both nationally and internationally.

1.2                                        Sweden’s path forward for exit from the crisis

The Government’s proposal: The cyclical outlook for Sweden has improved overall since the 2010 Budget Bill was presented. Higher growth is expected to take Sweden out of the crisis. Nonetheless, there is still a risk of more subdued development.

An important task of economic policy is therefore to nurture the recovery, strengthen the job policy and ensure that bottlenecks do not hamper robust and rapid employment growth. Unemployment has increased in the wake of the crisis and a key part of the Government’s policy is to prevent it from becoming persistent at a high level. Here it is particularly important to reach those who are most detached from the labour market.

The economic crisis has taken a heavy toll, particularly on certain groups, notably pensioners but also families with children. It is important that these groups do not get left behind.

It is also important to improve business conditions and strengthen competitiveness and productivity in the business sector. The Government will continue this work.

An important starting point for the policy is that general government net lending is to show a surplus of 1 per cent of GDP in line with the surplus target when the economy and resource utilisation are back to normal.

If the economy grows more slowly than the Government estimated, it is quite prepared to take forceful new measures to further bolster the recovery.

Normally the Spring Fiscal Policy Bill focuses on guidelines for the economic policy and the budget policy in the medium and long run, while proposals for concrete measures are generally presented in the Budget Bill. On account of the crisis and its after-effects, however, a number of measures are announced in this Spring Fiscal Policy Bill and proposals are presented in the attached Spring Supplementary Budget Bill.

Against this background, the Government proposes and announces the following measures:

•                  A temporarily shortened qualification period for new start jobs for older workers.

•                  Temporary summer initiatives for young people in school.

•                  An earlier start for certain infrastructure projects.

•                  Stronger action to support jobs, growth and restructuring for the Västra Götaland region.

•                  Lower taxes for people who are 65 or older.

•                  Higher supplementary allowance for additional children.

•                  Abolition of the statutory audit obligation.

•                  Simplified VAT reporting.

•                  A new national planning frame for the transport system.

•                  Introduction of professional certification for teachers and preschool teachers.

1.3                                        Overall economic policy objectives

The main task of economic policy is to create the highest possible sustainable prosperity through high sustainable growth, high employment, a prosperity enjoyed by all and macroeconomic stability.

1.3.1                              Growth and employment

In order to improve the conditions for growth, the Government’s policy focuses on measures that help increase employment, investment and productivity. Economic growth must also be compatible with a good environment and health, i.e., it has to be sustainable.

In order to achieve a high level of employment, it must pay to work. For those currently not in the labour market, it has to pay to take a job and for those who have a job, it must pay to work more. Changing the rules so that it is more worthwhile to take a job or to work more is therefore an important policy task. By introducing the in-work tax credit, reducing the state income tax and reforming the unemployment and sickness insurances, the Government has made it more worthwhile to work, to work more and to get an education. The policy can also contribute to high employment and lower unemployment through measures that make the labour market function better, for example, via more effective employment services.

Investment contributes to higher productivity. To obtain a high level of private investment, Sweden must have a good business climate so that firms and individuals dare to undertake new ventures. Tax and regulatory systems therefore have to be designed to support a dynamic and competitive business sector.

The policy must also contribute to high productivity growth by creating good conditions for entrepreneurial activity, competition, research and learning. Good conditions for entrepreneurial activity are a prerequisite for growth. Productivity can increase when new enterprises with new ideas challenge existing businesses and ways of thinking. New enterprises are important in introducing new products and production processes and finding new markets.

The Government has therefore taken forceful measures to improve business conditions. Some particularly important measures are the abolition of the wealth tax, the reduced corporate tax, improved 3:12 rules and lower social security contributions and statutory contributions by the self-employed. The Government now proposes the abolition of the statutory audit obligation for smaller firms and the simplification of VAT reporting.

A high quality education system in combination with world class innovations and research creates the conditions under which Swedish firms will be competitive with knowledge-intensive goods and services in international markets. During its term of office, the Government has therefore, among other things, presented a new education act, improved the quality of teacher training, reformed the upper secondary school and increased the resources for research in order to support development and innovation. To strengthen the quality of the education system, earlier knowledge tests and follow-up of results have been introduced.

1.3.2                              A shared prosperity

Strong economic growth increases people’s prosperity and their possibilities for self determination. Achieving sustainable higher employment by reducing exclusion is a necessary condition for increased prosperity.

The pressure on the public finances also lessens when more people are able to support themselves. In addition to a sustainable high employment level, different types of income redistribution via taxes, transfers and publicly financed services are important in order for the entire population to enjoy prosperity.

Income redistribution via public services and transfers

The public financing of services targeted at individuals according to need, irrespective of income and background, is one important means whereby prosperity can benefit everyone. A policy for safeguarding core welfare services is therefore essential. With publicly financed education, health care and social services, the policy makes living conditions between people more equitable. The public welfare services must be of the highest possible quality and benefit everyone.

For everyone to benefit from prosperity, economic resources are also redistributed between households and individuals by means of public transfers. One particularly important function is providing support to people who for shorter or longer periods are unable to earn income, for example, in the event of unemployment or illness. This support contributes to a more equitable income distribution. Some of the transfers target low-income households directly with the aim of providing the most vulnerable with a reasonable standard of living. Maintaining strong incentives to work is important in all the systems with taxes and transfers. When the Government took office in autumn 2006, these incentives were too weak. During its term of office, the Government has therefore carried out a number of reforms that have strengthened the incentives to participate in the labour market, including the introduction of the in-work tax credit (see section 3.7).

The aim of most public transfers, however, is not to redistribute income between individuals but to redistribute economic resources over the life cycle. During low income periods in life, individuals receive various types of transfer payments and subsidies and during high income periods in life, they instead pay more in taxes. Transfers and subsidies include, for example, pensions, study support; and child allowances.

1.3.3                              Macroeconomic stability

Economic downturns that result in high unemployment affect the individual and risk leading to social exclusion. Large cyclical swings may also lead to a lower GDP in the long run. The policy should therefore contribute to stability. A well designed stabilisation policy with strong labour market measures helps stop unemployment from becoming persistent at a high level and makes the readjustment to a more normal situation with lower unemployment and higher employment go as rapidly as possible.

Even though the Riksbank has chief responsibility for stabilisation policy in Sweden, fiscal policy does indirectly help dampen cyclical fluctuations in that tax revenues decline and expenditures on unemployment insurance, for example, increase in an economic downturn (the automatic stabilisers). The opposite applies in an economic upturn. There are thus special situations when fiscal policy may need to supplement monetary policy with direct measures. This happens primarily when there is a clear conflict of monetary policy objectives between stabilising inflation and stabilising employment. It also happens in the event of very large demand shocks when monetary policy measures are insufficient to mitigate the fall in demand. During the financial crisis, interest rates were lowered to close to zero in many countries, including Sweden. At the same time, there was a need for further stabilisation policy measures. The Government has for this reason brought forward structurally warranted measures with clearly positive cyclical elements, in particular an additional in-work tax credit and an acceleration of infrastructure measures. The Government has also stemmed the fall in employment in the local government sector through central government grants to this sector. Furthermore, fiscal policy, unlike monetary policy, has a role to play in tackling specific problems that may emerge in the economy in connection with an economic downturn. For example, there may be an increase in the number of study places available and labour market programmes may be expanded.

1.4                                        Clearer signs of recovery

Compared with forecasts in the 2010 Budget Bill, the economic situation in Sweden and internationally has stabilised and there are clearer signs of a recovery, not least on account of an expansive fiscal and monetary policy. In Sweden, a gradual recovery is expected to begin in 2010. Household consumption in particular is expected to increase at a good pace in the next few years, thanks to the favourable trend in disposable income, reduced uncertainty and continued low interest rates. Exports will also be important for the recovery, but will not play as prominent a role as in previous upturns. The labour market has also turned out better than expected, primarily due to relatively strong growth in many service intensive sectors.

1.4.1                              Exiting the protracted downturn

After the deepest global economic downturn since the 1930s, signs of a recovery in Asia and the United States as well as in Europe are now becoming more clearly visible. The economic policy measures taken by governments and central banks around the world are one factor contributing to the recovery. In spite of these measures, the crisis is estimated to have reduced potential growth in Europe and the United States, in part because it has become more difficult and more costly to borrow and some permanent exclusion from the labour market has occurred.

The recovery in world trade became all the more visible in the last part of 2009. Compared with the cyclical rebound after the crisis in the early 2000s, several Asian economies have made a positive contribution this time, while the United States has not been the same engine of growth that it was earlier.

All in all, growth in the OECD area is expected to be relatively weak compared with previous economic upturns. In the short run, this is partly due to households in several countries needing to pay their debts at a time when borrowing money is more difficult than it normally is. In the long run, global growth is expected to be subdued on account of the impact of the crisis on the way in which economies function. In addition, a withdrawal of the economic policy measures and a return to a more long-term sustainable fiscal policy in many countries will lead to a contraction. The contraction will be due to the need to consolidate central government finances in many countries. The contraction is also part of a more general withdrawal of economic stimulus measures, a withdrawal that in the forecast is expected to occur at a measured pace.

1.4.2                              More stable financial markets

The extensive extraordinary measures taken by governments and central banks in autumn 2008 meant that a financial meltdown could be avoided.(1) Thereafter, the markets have gradually recovered, but parts of the financial markets remain fragile and there is still substantial risk.

Liquidity in the financial markets is now good, not least on account of extraordinary measures by the central banks. The redistribution of liquidity in the interbank market, however, is still not fully functional. The banks can to a greater extent borrow money in the market without the support of state guarantees, but at a higher cost than before the crisis. At the same time, the situation that prevailed immediately before the financial crisis broke out cannot be considered normal, as it was characterised by exceptional circumstances and unsustainable risk-taking.

On the whole, the situation in the financial markets is more stable, but there are reasons to be vigilant. The Government is therefore monitoring developments in the financial markets carefully.

1.4.3                              Household consumption vital for the recovery

Signs of a recovery in Sweden have become increasingly clear. Forward-looking indicators point to relatively strong growth in 2010. According to the forecast, household consumption, and also investment, will play a larger role in this economic upturn than in the previous recovery. Household consumption is expected to increase rapidly in the next few years, thanks to the favourable trend in disposable income, reduced uncertainty and sound public finances.

(1)  See the 2009 Spring Fiscal Policy Bill (Govt. Bill. 2008/09:10, section 4.5.1) and the 2010 Budget Bill (Govt. Bill. 2009/10:1 The Budget Statement, etc. Framework for managing threats to financial stability).

Table 3.2 Key indicators

Percentage change, unless otherwise stated

	2009	2010	2011	2012	2013	2014
GDP	-4.9	2.5	3.9	3.5	3.2	2.9
Productivity(1)	-2.2	2.0	2.6	2.7	1.8	1.9
Hours worked	-2.6	-0.1	1.3	1.5	1.4	1.3
Employed(2)	-2.1	-0.4	0.7	1.3	1.2	1.1
Unemployment(3)	8.3	9.2	8.8	8.0	7.3	6.7
Unemployment, older definition(4)	6.5	6.6	6.0	5.5	5.0	4.5
GDP gap(5)	-5.3	-4.4	-2.9	-1.9	-1.1	-0.3
Wages	3.4	2.3	2.5	2.9	3.3	3.4
CPI(6)	-0.3	1.3	1.6	2.2	2.7	2.7

(1) In the whole economy.

(2) Age 15-74.

(3) As a percentage of the labour force aged 15-74.

(4) Unemployed excluding full-time students looking for work as a percentage of the labour force, i.e., open unemployment, aged 16-64.

(5) Difference between actual and potential GDP, as a percentage of potential GDP.

(6) Annual average.

Note: Figures for 2009 are outcome data.

Sources: Statistics Sweden, National Mediation Office and Ministry of Finance.

With the gradual global economic recovery, exports will also be important in the Swedish recovery, but less so than in earlier upturns. This is due to a global recovery that is relatively weaker than the domestic upturn.

Overall, GDP is expected to increase by 2.5 per cent in 2010 and by almost 4 per cent in 2011. In 2012–2014, GDP will again grow relatively strongly on account of the strong growth in both consumption and investment and a continued increase in exports.

Resource utilisation in the Swedish economy is first expected to return to a normal level in 2015. At the same time, wage growth and prices are expected to pick up speed in the forecast period, but it is not until 2013 before underlying inflation is once again more or less in line with the Riksbank’s inflation target of 2 per cent.

1.4.4                              Labour market situation not as serious as previously feared

According to the forecast, the situation in the Swedish labour market will be considerably better than forecast in the 2010 Budget Bill, even if the situation continues to be serious. Employment is expected to turn upwards and unemployment downwards in 2010 (see table 3.2). In the Budget Bill, this was expected to occur approximately one year later.

Since the economic upturn will largely be driven by domestic demand, the rise in the employment rate will be relatively strong over the next few years. Businesses are not expected to be able to satisfy the increased demand with only higher productivity for very long, so they need to hire. The financial crisis, together with the global economic downturn, has led to some permanent elimination of firms’ capital stock, which restrains trend productivity growth. In addition, production has shifted to the service sector, which is more labour intensive and where productivity is lower than in industry.

As employment increases in 2011–2014, unemployment will gradually decline. The crisis in the labour market is not expected to be as deep nor as protracted as predicted in the Budget Bill.

There are a number of likely contributing factors to explain why the labour market has not been affected to the extent indicated in historical patterns, though the economic downturn is as deep as the downturn during the crisis in the 1990s. Sound public finances that have made an expansive fiscal policy possible and reforms that have contributed to a better functioning labour market are important factors. The box Why is the labour market better than expected? provides a more detailed explanation of the contributing factors.

Why is the labour market better than expected?

Forecasts and forward-looking indicators for 2010

During the past year, forecasters have revised their outlook for the labour market in 2010. They have adjusted their unemployment forecasts downwards, while forecasts of the number employed have been revised upwards. The average value in the unemployment forecasts has declined from 10.7 to 9.4 per cent.

The forecast revisions can be explained by the outcome and the forward-looking indicators, which have both turned out better than previously predicted. The number of dismissal notices has declined rapidly and the number of new job vacancies is increasing again. According  to the National Institute of Economic Research’s Business Tendency Survey, firms’ hiring plans have improved significantly.

The forward-looking information in the indicators can be used in models to get a notion of future developments. A forecast of the number of people employed in 2010 is shown below. The forecast is based on a weighted average of time series that provide some guidance on developments in the next few quarters.

The forecast indicates that the number of people employed will begin to increase again during 2010, but the average aggregate employment level in 2010 will be somewhat lower than in 2009.

To sum up, the labour market has turned out better than expected and models used in the forecast indicate that employment has bottomed out and will rise again in 2010.

Sectoral developments in the current downturn and in the 1990s crisis

To illustrate how the number of people employed would have developed in various sectors given the historical covariation with GDP, a number of sectoral correlations are estimated. Starting with actual GDP growth, the number of people employed in various sectors during the current downturn was then extrapolated.(2)

During the current downturn, the number of people employed in the local government sector has been more or less in line with historical patterns. The same is true of the number of people employed in the goods-producing industries. The number of people employed in industry has declined sharply. Shorter working hours agreed during the crisis have, however, stemmed the fall in employment. Employment in the service industries has, however, turned out considerably better than expected. Projections suggest a decline of 42 000 in the number of people employed between 2008 and 2009. Instead, according to the outcome in the national accounts, the number of people employed in service industries increased by close to 11 000 people in this period.(3) Since 1993, there has been a sharp increase in the number of people employed in the service sector. The underlying trend shift to a greater role for the service sector also has an impact on the labour market effects of the current downturn. One explanation for the more positive growth in the service sector in recent years is that the expansive fiscal and monetary policy has kept consumer demand up, thus benefiting several service industries. Part of local government welfare services production has also been shifted to the business sector. This has had a positive impact on the number of people employed in the service sector. The tax credit for household services (RUT-avdraget) and increased resources for infrastructure investments are also estimated to have contributed to this development, as has the in-work tax credit. The RMI deduction has also made a positive contribution to employment.

To sum up, the results indicate aggregate effects where certain sectors have performed better than expected, given earlier historical patterns.

(2)  Estimated for the period from the first quarter of 1995 to the second quarter of 2008. The projection refers to the period from the third quarter of 2008 to the 4th quarter of 2009.

(3)  In March 2009, the National Institute of Economic Research estimated that the number of people employed in service industries would decline by 47 000 in this period. This is a further indication of unexpectedly strong employment growth in the service sector.

The current global economic downturn has hit export industries particularly hard, while the public sector and especially the service sector have performed better. The likely explanation is relatively strong domestic demand and central government grants to the local government sector. Unlike the traditional pattern of a relatively more export driven GDP growth, domestic demand is now expected to make a greater contribution to the recovery. This means that growth will increasingly take place in the labour intensive service sector, which in turn will mean that the recovery will probably be more employment intensive.

Stabilisation policy curbs the fall in employment

A tight fiscal policy combined with the fiscal consolidation in the 1990s contributed to the slow labour market recovery. Monetary policy was also tight then, since the Riksbank’s aim was credibility for price stability. Public finances are in considerably better shape today than they were during the 1990s crisis. Sweden entered the current downturn with a substantial surplus in its public finances. One reason for this is that the Government conducted a prudent fiscal policy in 2007-2008. Therefore, the Government has now been able to pursue an expansive fiscal policy during the economic downturn and has taken direct job creation measures to prevent unemployment from becoming persistent. Monetary policy enjoys a high level of credibility and has been very expansive.

Structural reforms have made the labour market more adaptable

The Government’s policy is also thought to have helped make the labour market more flexible today than it was in the 1990s. The labour market policy now includes more incentives to actively look for work, thus contributing to a more effective matching process in the labour market. The in-work tax credit and the reforms in the unemployment insurance and the sickness insurance also have positive effects on the functioning of the labour market. All in all, the reforms are expected to increase employment in the long run, but a better functioning labour market may also have contributed to stemming the fall in employment during the economic downturn. The reforms are also thought to have reduced persistency problems and have thus helped to accelerate the recovery after the sharp fall in the demand for labour.

1.4.5                              Risks in the forecast

Future cyclical developments and the sustainable long-term economic growth rate are highly uncertain. The downside risks compared with the base scenario dominate.

Phasing out financial sector support measures has begun in several EU countries. Furthermore, the banks need to replace loans that are falling due. Many countries, but not Sweden, also have weak public finances with rising debts that have to be financed. These factors reinforce each other, happen at approximately the same time and involve a risk of rising interest rates.

Internationally, increased concern about weak public finances in several OECD countries poses a risk that growth will be lower, as does tightening financial market regulations in the medium term.

The forecast assumes that there will be a carefully considered phase-out of fiscal and monetary stimulus measures in other countries. If this is not the case, there is a risk that growth will be less.

At the same time, it is possible that the recovery may be more rapid than foreseen in the forecast. Swedish households have considerable room to increase consumption in the next few years on account of strong wealth growth, a high savings ratio, relatively strong growth in disposable incomes, brighter labour market prospects and continued low interest rates.

The labour market has strengthened more than expected recently on account of relatively good growth in many service-intensive industries. This indicates that businesses may need to increase employment to satisfy demand more than was anticipated in the forecast. There is thus a possibility of a stronger labour market. The turn in the labour market may also come more rapidly. At the same, time there is a risk that firms’ resource utilisation will be lower than assumed in the forecast. This indicates a labour market risk in the opposite direction.

1.5                                        Stronger public finances

1.5.1                              The status of the public finances

Responsible management of the public finances is the basis enabling the implementation of reforms for increased growth, higher employment and improved prosperity. Sound public finances make it possible to manage future challenges. The financial crisis and the consequent economic downturn when public finances weakened substantially made this clear. Thanks to several years of strong public finances, Sweden was in a good position entering the crisis and Swedish public finances are therefore, despite forceful fiscal stimulus measures, relatively strong from an EU perspective.

Revenue, expenditure and net lending

The brighter macroeconomic situation will lead to a stronger fiscal position than the 2010 Budget predicted. Household consumption is now expected to grow more strongly and the labour market outlook has improved.

The stronger labour market with a higher payroll means that both direct and indirect taxes on labour have been revised upwards compared with the forecast in the Budget Bill. When the labour market strengthens in 2011-2014, household disposable income will increase. At the same time, households are expected to save less. This will provide the conditions for increased consumption growth. As a result of the upward revision in consumption, the forecast of the value added tax has also been adjusted upwards since the Budget Bill.

The brighter labour market also affects public sector expenditure, where expenditures in the labour market in particular have been revised downwards.

Table 3.3 Consolidated general government finances

SEK billion and per cent of GDP

	2009	2010	2011	2012	2013	2014
Revenue	1 612	1 622	1 691	1 768	1 847	1 929
Percentage of GDP	52.7	51.1	50.8	50.8	50.6	50.5
Taxes and charges	1 438	1 461	1 519	1 588	1 661	1 735
Percentage of GDP	47.0	46.0	45.6	45.6	45.5	45.4
Other income	175	161	172	180	186	193
Expenditure	1 637	1 689	1 724	1 754	1 798	1 844
Percentage of GDP	53.5	53.2	51.8	50.3	49.3	48.3
Net lending	-25	-67	-32	14	49	84
Percentage of GDP	-0.8	-2.1	-1.0	0.4	1.3	2.2
Central government	-27	-72	-33	12	50	88
Old-age pension system	5	1	9	7	1	-5
Local government	-2	4	-8	-4	-2	1

Note: Figures for 2009 are outcome data.

Sources: Statistics Sweden and Ministry of Finance.

Public sector net lending is estimated to come to -2.1 per cent of GDP in 2010. According to the forecast, net lending will show a surplus of 0.4 per cent of GDP in 2012. By 2014, the surplus will have risen to 2.2 per cent of GDP. Compared to the 2010 Budget Bill, the forecast has been revised upwards by SEK 40 billion for 2010, SEK 34 billion for 2011 and SEK 50 billion for 2012.

Net lending will be strengthened in the central government sector. Savings in the public old age pension system will move towards a deficit in 2014 when pension payments rise. Local government net lending will worsen in 2011, but then gradually improve as the economy recovers.

The risk situation for public finances is largely linked to macroeconomic developments. The overall assessment of macroeconomic developments is that there is a risk that developments could be worse than expected. Tax revenue from corporate profits and capital gains shows the most variation over time and there is often considerable uncertainty about them in the forecasts. In the next few years, however, developments in the labour market will be the key to how tax revenue will take shape since about 60 per cent of tax revenue depends on labour market developments. It is also difficult to forecast public finances when there are large swings in the business cycle. The strength of the improvement or the deterioration is often underestimated. This could possibly lead to stronger public finances than currently forecast. Also part of the risk picture is the forecast trend fall in the number of people who receive compensation from public transfer systems.

1.5.2                              Back to Surplus

Importance of rapid return to a surplus

Public finances are expected to improve more strongly than forecast in the 2010 Budget Bill. Sweden’s path back to a surplus in the public finances looks relatively undramatic, particularly when compared to many other countries.

Getting back to a surplus in public finances is important for several reasons. As the crisis illustrated, public finances that are in good order are a key prerequisite for meeting the challenges facing fiscal policy. It is important to also be able to face future economic downturns with public finances in a strong position. Getting back to a surplus within a reasonable time horizon is also essential in order to continue to meet budget policy objectives and maintain confidence in fiscal policy, which are eventually required to ensure sustainable public finances in the long run.

General government net lending should begin to increase to 1 per cent of GDP in line with the surplus target by 2014 at the latest

On account of the deep economic downturn, public finances have weakened substantially, even though the deficits have been modest from an international perspective. The deficit in Sweden is primarily a result of allowing full play to the automatic stabilisers. This has been crucial in maintaining demand in the economy. In addition, the Government has via stimulus measures actively contributed to stemming the fall in employment and preventing unemployment from becoming persistent.

When the economy recovers, public finances will strengthen again. At the same time, it is important to find a balance for fiscal policy between the need to shore up the coming recovery and the requirement to re-establish a surplus in public finances. General government net lending should show a surplus of 1 per cent of GDP, in line with the surplus target, when the economy and resource utilisation have returned to normal. It is the Government’s opinion that the economy will approach a balanced resource utilisation in 2014. According to the forecast, net lending will reach 1 per cent of GDP as early as 2013, though resource utilisation will still be weak during the year. In 2014, net lending will exceed 1 per cent of GDP.

In order to strengthen control of public finances over the medium term, the forecasting horizon and the estimate of the expenditure ceiling in this Bill have been extended to 2014, which is a one-year extension in the time horizon.

Room for new measures

Stronger public finances may provide some room for reforms, but only if the improvement is structural

The current estimate indicates that general government net lending will be in balance considerably earlier than expected in the Budget Bill for 2010. Towards the end of the next parliamentary term, general government net lending will be well over the surplus target. It is thus possible that there will be some room for permanent unfinanced reforms in the future.

However, it is important to base an estimate of the room for reform on the analytical framework presented in the 2008 Spring Fiscal Policy Bill. Under this framework, there is to be a check against both of the targets in the budgetary framework and of the cyclical situation. The uncertainty in the estimate is also to be taken into account as is the current risk picture (see also section 10).

Room for permanent unfinanced reforms may only arise if there is an improvement in net lending — above the target— that is sustainable, i.e., if the improvement is due to structural factors. A large part of the improvement in general government net lending in the future will depend on cyclical developments. Net lending exceeding the target that is due to cyclical factors cannot be used for reforms. Since this improvement is only temporary, it cannot be used to finance permanent higher expenditure or to lower taxes.

Limited room for reform in the short run

In accordance with the surplus target, general government net lending is to be equivalent to 1 per cent of GDP on average over a business cycle. One important checkpoint is therefore that net lending should be approximately 1 per cent of GDP when resource utilisation is normal. According to the current forecast, net lending will reach about 1 per cent of GDP in 2013, though resource utilisation then will still be weak.

To monitor the surplus target and estimate the room for reform in a more systematic way, the Government uses two indicators: structural net lending and the seven-year indicator.(4) Structural net lending adjusts net lending directly for cyclical factors measured with the GDP gap. Structural net lending will thus illustrate how large net lending would be if cyclical conditions were normal. The seven-year indicator is a moving average of net lending in the specified year and the three years before and after the specified year. The indicator thus takes into account the cyclical situation to some extent since it is an average covering several years. Since these years do not necessarily consist of equal numbers of years with upturns and with downturns, the indicator should be adjusted for this by the average value for the GDP gap for the years concerned.(5)

Given the forecasts for public sector net lending and for the GDP gap, structural net lending will be marginally under 1 per cent of GDP in 2011 (see table 3.4). The seven-year indicator is 0.7 percentage points under the

(4)  The follow-up of the surplus target in this Bill differs somewhat from previous reports, in accordance with the proposals in the ministry memorandum Evaluation of the Surplus Target (Utvärdering av överskottsmålet (Ds 2010:4)). See also sections 5 and 10 for a more detailed presentation of these changes.

(5)  See also section 10 for a more detailed description of these indicators.

target. However, the cyclically adjusted seven-year indicator is well above the target in 2011. On account of the uncertainty in the measure, some significance should also be attached to the unadjusted average indicator. Based on the 2011 indicators, there is no obvious room for further unfinanced reforms in 2011.

Table 3.4 Net lending and indicators for its reconciliation with the surplus target

Per cent of GDP and potential GDP

	2009	2010	2011	2012	2013	2014
Net lending	-0.8	-2.1	-1.0	0.4	1.3	2.2
Seven-year indicator	0.7	0.5	0.3
cyclically adjusted (1)	1.4	1.6	1.6
Structural balance	2.2	0.4	0.7	1.5	2.0	2.4
GDP gap	-5.3	-4.4	-2.9	-1.9	-1.1	-0.3
Seven-year average	-1.3	-1.9	-2.3

(1) The cyclical adjustment is made by subtracting the indicator’s value from the GDP gap for the corresponding period multiplied by the elasticity 0.55.

Note: Figures for 2009 are outcome data.

Sources: Statistics Sweden and Ministry of Finance.

Structural net lending will, however, strengthen over time and is expected to amount to 2.4 per cent of GDP in 2014. Structural net lending will also strengthen somewhat in 2011, when resource utilisation continues to be weak. The challenge will be to avoid a fiscal policy that is unjustifiably tight in the near future without using up too much of the uncertain room for permanent reforms that is expected to first appear towards the end of the next parliamentary term. Against this background, the Government’s overall assessment is that, once the cyclical situation has been taken into consideration, there is a limited room for additional unfinanced reforms in 2011.

Room for reform over the next parliamentary term.

A strictly mechanical calculation based on the indicators used to monitor the surplus target indicates that there is some room for reform looking at the entire parliamentary term as a whole. However, this calculation is based on a structural improvement in net lending that will first appear at the end of the forecast period. For this reason, the calculation is subject to considerable uncertainty. The risk picture suggests that the room for reform towards the end of the forecast period may be less than what a mechanical calculation of the indicators used to monitor the surplus target indicates. As the future room for reform is uncertain, it should not be used up in advance. Instead it should be monitored over time. This will ensure that Sweden can face the next economic downturn with a surplus in the public finances.

No need for further budget reinforcements in the short run...

The opinion in the 2010 Budget Bill was that budget reinforcements might be needed when the cyclical situation improved in order to get back to a surplus in the public finances within a reasonable time. The current opinion, given the improved economic out look, is that these reinforcements are not needed. Public finances will strengthen sufficiently during the recovery without further budget reinforcements. This opinion is, however, based on the assumption that the temporary measures brought in to tackle the effects of the crisis will be phased out when the economy improves.

…but preparations for budget reinforcements have been made in the event that the structural development of the public finances is weaker than expected

The forecast for the public finances, like the macroeconomic forecast generally, is surrounded by considerable risk. If, for structural reasons, the economy grows more weakly than current estimates indicate, the Government is well prepared to take the measures required for fiscal policy to be consistent with the budgetary targets. This ensures that public finances are sustainable in the long run.

…budget reinforcements may, however, be required in order to increase the room for major structural reforms that are urgently needed

Budget-strengthening measures may also be required on the revenue and/or expenditure side in order to create room for urgently needed major structural reforms during the next parliamentary term. A starting point in this case should be that economically justified tax increases can be used to finance a reduction in economically harmful taxes, but that tax increases are not to be used to finance increased expenditure.

Sweden unlikely to be subject to an excessive deficit procedure

The Budget Bill for 2010 expressed the view that Sweden could be subject to an excessive deficit procedure within the framework of the EU Stability and Growth Pact. Since the forecast now indicates that net lending in the public sector in Sweden will be well over the deficit threshold of 3 per cent of GDP in 2010, this no longer appears to be likely.

A judicious increase in the expenditure ceiling in 2013 and 2014 is SEK 10 billion a year

The expenditure ceiling sets an upper limit on how high expenditures in a single year can be. The expenditure ceiling gives the Riksdag and the Government better control and governance over budgeted expenditures and expenditure growth. The expenditure ceiling also makes it necessary to clarify the priorities between expenditure areas and forestalls a development where inadequate expenditure control would lead to a need to raise the total tax take.

The expenditure ceiling should be set at a level that is consistent with a long-term sustainable fiscal policy. The Government’s estimate of the expenditure ceiling for 2013 and 2014 is therefore based on an overall assessment of the budgetary framework and the forecast for public finances.

Expenditures under the expenditure ceiling will grow relatively weakly in the next few years. This is due to the economic recovery and the structural reforms that the Government has made. The budget margin under the expenditure ceiling will therefore grow to comparatively high levels up to 2012. A judicious estimate is that the expenditure ceiling should increase by SEK 10 billion a year in 2013 and 2014. This is a downward shift in the annual increase compared with previous years. At the same time, this will result in budget margins for 2013 and 2014 which are somewhat lower than the relatively high budget margin in 2012. The expenditure ceiling will thus act as a reasonable restraint on expenditure growth.

1.6                                        The Government’s policy for growth and employment

1.6.1                              Lessons from the crisis

The situation in the financial markets has steadily improved recently and the economic situation has stabilised. It is certainly too early to put the crisis behind us, but there are already lessons to be drawn from what caused the crisis and how it was handled — lessons that are important to take into account in the reform work in order to better manage and, if possible, reduce the risk of a similar course of events in the future.

Financial markets

The financial crisis has pointed out the weaknesses in the regulatory framework for the financial markets and financial institutions and in their supervision. In the wake of the crisis, extensive work is going on to correct these deficiencies. This work is being carried on at the international level in the EU, in the Basil Committee on Banking Supervision and in the G20. The aim is to reduce the accumulation of risk that may lead to deep new financial crises.

Important steps have already been taken to tighten the regulatory framework. The Government has, not least during the Swedish Presidency of the EU, been very active in getting these changes put in place. The banks’ ability to withstand financial crises has to be strengthened. In the EU, the ECOFIN Council in autumn 2009 agreed to tighten the banks’ capital requirements. The EU Commission is expected to present proposals to further tighten the requirements in spring 2010. Also in progress is an extensive effort at the international level both to raise banks’ capital requirements so that they are better able to bear their own losses and to tighten regulation of the banks’ liquidity management.

In addition to this, more parts of the financial system need to be regulated than was the case before the financial crisis. This is true, for example, of credit rating agencies where the EU has adopted rules. Hedge funds and risk capital funds will also be regulated under a new directive expected to be adopted in 2010. Far-reaching requirements have been introduced specifying how financial institutions are to design remuneration and bonus systems with the aim of reducing short-termism and excessive risk-taking. Based on international agreements and agreements in the EU, the Swedish Financial Supervisory Authority has introduced a new regulatory framework for remuneration and bonuses in the financial sector.

Supervision of the financial markets and financial institutions needs to be strengthened. During the Swedish Presidency, the ECOFIN Council agreed to establish a European Systemic Risk Board that will analyse risks in the financial system. There was also agreement on establishing three new supervisory authorities at the EU level that are to see that supervision is coordinated and that rules are evenly applied across Member States. Negotiations are now underway in the European Parliament and the ambition is that these new European authorities will be able to begin work by 2011 at the latest.

The crisis has also shown the need for better tools to handle financial crises, particularly in cross-border financial institutions. The EU Commission is expected to present proposals in this area in 2010.

Because banks play a key role in the economy, the central government must have highly effective tools for taking measures to ensure financial stability and keep credit flowing. That was the aim of the measures that the Government took in autumn 2008. The core measure restoring liquidity in the financial markets was a programme adopted by the central government guaranteeing the banks’ borrowing. A programme of capital injections was also set up for credit institutions that needed to strengthen their capital base. A system for managing banks in crisis was also established. This includes the possibility of taking control and ownership of a bank as a last resort in a crisis situation. A stability fund was established to cover the costs of the financial crisis by means of fees paid by banks and financial institutions. With these measures, financial stability was safeguarded and the cost to taxpayers was minimised. Protecting taxpayers’ money is absolutely crucial in order for the Government’s measures to gain acceptance.

Assuming ownership ensures that the central government shares in future increases in value and thus safeguards taxpayers’ money. It is also important in view of the time and efficiency gains since these institutions can quickly resume functioning. When bank shareholders know that the central government has the tools to take over ownership if the bank gets into trouble and shareholders themselves have to bear the losses, they will be less likely to take excessive risk (‘moral hazard’). The stability fee introduced by the Government will also lead the banks to give more consideration to the risks they take. All in all, the rules introduced by the Government thus have a disciplinary effect on the behaviour of financial market actors.

The Government intends to conduct a broad review of Sweden’s regulatory framework for managing financial crises and will therefore appoint an inquiry in this area in spring 2010.

A more detailed description of the work on strengthening the regulatory framework and improving financial market supervision in order to reduce the risk of future crises can be found in the text box International reforms will reduce the risk of future crises.

International reforms will reduce the risk of future crises

The financial crisis was caused not only by the irresponsible management of financial affairs, but also by deficiencies in the regulatory framework and financial market supervision. The Government has therefore worked to strengthen the regulatory framework, establish new institutions to supervise the financial markets and create better conditions for managing future crises. The Government has, not least during the Swedish Presidency of the EU, been very active in getting these changes put in place. This text box reviews the reforms already approved and those still under discussion.(6)

1. Stronger regulatory framework to prevent crises

As the banks play a special role in the economy, they must be regulated and supervised. The rules must be designed to prevent the build-up of serious new risks, without hampering the flow of credit and slowing down the economic recovery.

More and better capital

When banks did not have enough capital to buffer their losses, uncertainty in the financial markets increased. The banks then had more difficulty borrowing money, which risked curbing their lending. Many governments then had to intervene with state support packages.

To increase banks’ resilience, new international rules are now being drawn up for higher capital requirements, particularly for complicated repackaged products, and better quality capital. During the Swedish Presidency, the EU agreed stiffer requirements that will be implemented in 2011 after the European Parliament has approved the law.

Sufficient liquidity

Given the banks’ special function of short borrowing and long lending, they have to be able to borrow money quickly. But the crisis showed that even banks with a great deal of capital could not always get loans in the financial markets. Central banks therefore had to lend sizeable sums of money.

Work is therefore now underway globally and in the EU to tighten the rules on how banks manage liquidity.

Need for a better remuneration system

One of the reasons for the crisis was a bonus culture that led to short-termism and excessive risk-taking. To change incentives, new, more stringent regulatory regimes governing remuneration systems have been adopted in the past year, both globally and in the EU. Remuneration will to a greater extent take the form of shares, and it will be paid based both on several years’ results and on the group and the institution’s overall performance.

In Sweden, the Swedish Financial Supervisory Authority has adopted a regulatory framework for the Swedish financial sector. It is based on EU Commission recommendations and principles adopted by the G20.

More parts of the financial system require regulation

While banks are strictly regulated, certain other financial market institutions and markets are unregulated. The crisis showed that several parts of the financial system need to be regulated. It has already been decided that credit rating agencies will be made subject to supervision, and that they must be more transparent about how they arrive at their ratings.

There is also a proposal in the EU to harmonise hedge and risk capital funds, the AIFM Directive. Under this proposal, capital requirements will be introduced for these funds as well as requirements for greater transparency.

(6)  See also the text box Framework to deal with threats to financial stability in the 2010 Budget Bill, page 32 (Govt. Bill 2009/10:1 Proposed budget for the central government, the Budget Statement, etc..

2. Better supervisory architecture to prevent future crises

The crisis also showed that supervision and surveillance were inadequate with respect to risks both in individual financial institutions and markets and in the whole financial system. One reason is that banks and other financial institutions have become increasingly international, whereas supervision and surveillance are often national. The problems that became clear during the crisis were that there was no overall picture of what risks had built up in the EU, there were too many differences in the national supervisory authorities’ regulatory frameworks and these authorities did not cooperate sufficiently.

The EU has therefore worked intensively to review financial supervision. During the Swedish Presidency, the ECOFIN Council decided to establish a new supervisory architecture aimed at improving the way in which supervision functions in the EU. The new architecture will come into effect no later than 2011, after adoption by the European Parliament.

Supervision of individual institutions and markets

Given the increasing numbers of cross-border banks in the EU, the regulatory framework has to be adjusted. Three new authorities will therefore be created at the EU level:

•                        the European Banking Authority (EBA),

•                        the European Insurance and Occupational Pension Authority (EIOPA),

•                        the European Securities and Market Authority (ESMA).

In these authorities, the national supervisory authorities will cooperate on supervision. The new authorities will also draw up new rules and guidelines, work to have them uniformly applied throughout the EU, and see that they are followed. But the national authorities will remain responsible for daily supervision.

Supervision of banks that are active in several countries is to take place in ‘colleges of supervisors’ with the national supervisory authorities concerned. These colleges will be led by the authorities of the home Member State, i.e., the authority responsible for the parent company in the bank group. To prevent national authorities from slowing down processes by exercising their veto, the new authorities can decide disputes with binding effect.

Supervision of the system in its entirety

A new institution, the European Systemic Risk Board (ESRB), will also be established to supervise the financial system as a whole (see figure 3.1).

Figure 3.1 European Systemic Risk Board

The Board will have the remit of identifying and analysing risks to the financial system throughout the EU. The ESRB is to warn of trends that may threaten financial stability and issue recommendations. These may be directed at governments and national authorities or to the EU Commission or other EU bodies. The Board’s recommendations must be followed or else any deviation must be explained, but they will not be legally binding.

3. Better crisis management capacity

Crises cannot be completely avoided and therefore solutions for managing them are needed, particularly for cross-border banks. The EU Commission is expected to present proposals in 2010 for a European framework for crisis management of banks.

One way of improving capacity is to build up a stability fund as the Swedish Government has done. Then the banks contribute to the costs they may inflict on taxpayers and society in the event of a crisis. It gives them an incentive to consider the risks they take. There is widespread international interest in the Swedish model. The United States and Germany, for example, have announced that they are considering introducing a similar fee.

Stabilisation policy

Experience shows that it is not possible to completely counter a sharp economic downturn with active fiscal policy measures without putting the public finances at risk. An important starting point for the stabilisation policy measures taken by the Government to stem the fall in employment has therefore been that they must not be allowed to put long-term fiscal sustainability at risk. For this and other reasons, the Government has focused on measures that are cost effective and at the same time lead to maintaining sustainable employment as far as possible This is also completely in line with the intentions in the Government’s employment framework (see section 5). The measures have in this way helped lessen the impact of the crisis and will make an upswing in employment easier during the recovery. Direct job creation measures have been judged to be more effective in achieving this than broad demand-stimulus measures would have been.

To prevent the temporary measures that have been taken from undermining the public finances, it is important that these measures do not become permanent, something the Government has also previously emphasised.

Fiscal framework

Sound public finances create the conditions for managing future challenges. This has been clearly illustrated in the current economic downturn when public finances deteriorated sharply. Thanks to its strong finances, Sweden was well positioned when the downturn began. Swedish public finances are therefore strong from an international perspective, despite the deterioration.

One important explanation for Sweden’s favourable position is that, unlike many other countries, there has been a credible fiscal framework in place in the form of a surplus target for general government net lending, an expenditure ceiling for the central government and a balanced budget requirement for local governments. During its term of office, the Government has strengthened the fiscal framework via such measures as establishing the Fiscal Policy Council and making the expenditure ceiling obligatory. This Bill proposes making the surplus target obligatory also.

Experience from the financial crisis has further strengthened the Government’s view of the importance of a well-functioning fiscal framework. The financial crisis has also made clear the need to improve some parts of the framework in order to better meet fiscal policy’s stabilisation task. To ensure a stable return to a surplus and to be able to meet the next crisis or economic downturn without a risk to welfare, it is important to further strengthen the surplus target’s function and position. The Government will therefore carry out a number of measures in accordance with the proposals in a recently completed review of the surplus target.(7) For example, there is a proposal in this Bill for legislation requiring the Government to propose a surplus target. To strengthen the credibility of the fiscal framework, the Government will increase transparency in the public accounts (see section 4.3).

Experience from the financial crisis has also shown the problem caused by the cyclical nature of local government finances. This involves a risk that municipalities and county councils through changes in taxes and expenditure contribute to amplifying cyclical swings, which is a problem from a stabilisation policy perspective. The balanced budget requirement for local governments may amplify these swings since local governments must achieve at least a balance every single year. In light of this, the Government has decided the terms of reference (dir. 2010:29) for an inquiry with the task of considering measures that may help to prevent activities in the local government sector from exaggerating business cycles.

(7)  Evaluation of the surplus target (Ds 2010:4).

1.6.2                              Need for a timely and balanced phase-out of support and stimulus measures

The global economic situation has recently stabilised and the situation in the financial markets has improved. These developments must be seen in the context of the extensive support and stimulus measures taken by governments and central banks. There are still risks of setbacks and generally speaking, support and stimulus measures are still needed to support the recovery. However, it is necessary to plan now how these measures will be phased out in a timely and balanced way in the future and how economic policy will be normalised.

Phasing out support and stimulus measures in a balanced and timely way will be a challenge for governments and central banks all over the world.

During the crisis, central banks, in addition to having cut their key interest rates to very low levels, have provided extra liquidity to financial markets via extraordinary measures. The challenge for monetary policy is therefore to judge when and how these measures will be phased out and at what pace key interest rates should be raised.

Governments have also acted to get financial markets working again and maintain companies and households’ access to credit. It is important that these measures are only extended as long as they are necessary to ensure financial stability. Otherwise, they risk causing or aggravating competition and other problems.

In addition to the support measures directed at the financial markets, governments the world over have used temporary stimulus measures to help maintain demand in the economy. The challenge is to find the right time when the recovery has become so robust and self-sustainable that these measures can be phased out and work to consolidate the weakened public finances can begin.

International coordination and coordination of various support and stimulus measures are an important part of managing the crisis. It will also be important when the measures are phased out to reduce the risk of a setback. During Sweden’s Presidency of the EU, strategies for phasing out the support measures were a priority, as was how to return to sustainable public finances. This also resulted in common principles in these areas.

Gradually phasing out the measures directed at the financial markets will safeguard financial stability in Sweden

In Sweden, the Government has implemented a number of measures directed at the financial markets, for example, via capital injections and a guarantee programme directed at the banks and direct measures to facilitate companies’ access to credit. The overall criterion for phasing out these support measures is that financial stability can be maintained.

Phasing out the support measures directed at the financial sector — both those taken by governments and those of central banks — has begun in several EU countries. The Swedish guarantee programme runs out in April and the Riksbank’s long fixed-rate loans will be phased out in the third quarter of 2010. The banks also have to replace loans falling due. Many countries — but not Sweden — have weak public finances that must be financed. These factors have a similar effect and occur about the same time and bring the risk of rising interest rates. There is also a risk that large issues of government securities will crowd out corporate bond issues. In these circumstances, phasing out the extraordinary measures must be done gradually to ensure financial stability and maintain the flow of credit to households and companies. For this reason, the Swedish guarantee programme will be extended to the end of June this year.

Work is underway in the EU to draw up a comprehensive strategy and a regulatory framework for how the measures will be phased out. The Government is playing a very active role in this work. With this work as its basis, the Government will evaluate whether the support measures are to be extended and whether there is any reason to change the terms.

Gradually phasing out the stabilisation policy measures helps underpin the recovery in Sweden

As a result of the crisis, the Riksbank has shifted monetary policy in a very expansive direction. This has helped maintain demand and employment. Furthermore, the Government has taken a number of strong stabilisation policy measures at the same time that the automatic stabilisers have been allowed to work at full play. This has also contributed substantially to stemming the fall in demand and employment. Compared with the situation in many other countries, Sweden’s favourable position going into the crisis has contributed to the emergence of only limited deficits in the public finances and to the maintenance of credibility in their long-term sustainability. The high level of confidence in the long-term sustainability of the public finances has helped keep the risk premiums from rising in Sweden, unlike in many other countries. The interest rate differential with Germany has even been negative.

As the economy recovers, it is important for economic policy to readjust to more normal conditions. At the same time, the recovery is not a fait accompli and it is therefore important to phase out the expansive policy gradually in line with the recovery in the Swedish economy. To maintain credibility in the stabilisation policy and the long-term sustainability of the public finances, it is at the same time important to ensure that the temporary stabilisation policy measures that have been taken do not become permanent. It is clear from table 3.5 below that phasing out the temporary stabilisation measures will be done gradually.

Table 3.5 Previous approved temporary stimulus measures

SEK billion

	2009	2010		2011
Central government grants to the local government sector	0.0	12.0	(1)	0.0
Infrastructure	0.9	1.4		0.3
Education	0.6	2.7		2.0
Labour market	2.8	3.6		0.5
Total	4.3	19.7		2.8

(1) The local government sector has been allocated SEK 17 billion in temporary increases in local government grants for 2010 (SEK 13 billion as a temporary countercyclical support and SEK 4 billion as a temporary increase in the general central government grants). A permanent increase in the general local government grant of SEK 5 billion beginning in 2011 was announced in the 2009 Spring Fiscal Policy Bill. The temporary effect in 2010 will be SEK 12 billion.

Note: The figures refer to the size of temporary measures for a particular year and are a compilation of the measures proposed in Measures for jobs and adaptation (Govt.Bill. 2008/09:97), the 2009 Spring Supplementary Budget Bill (Govt. Bill 2008/09:99, Govt. Bill 2008/09:100) and the 2010 Budget Bill (Govt. Bill 2009/10:1).

Source: Ministry of Finance calculations.

1.6.3                              Starting points for measures in this Bill

Given the considerably brighter macroeconomic outlook now, it is the Government’s opinion that there is no need for further large stabilisation policy measures. In this situation, the continuation of the expansive monetary policy and automatic stabilisers at full play help maintain demand and employment. The room for further large stabilisation policy measures is also limited. Resource utilisation, however, continues to be weak, indicating that certain stabilisation policy measures aimed in part at underpinning the recovery and reaching those most detached from the labour market may be justified. In these circumstances, the Government proposes bringing forward some infrastructure projects, an initiative for summer school and summer jobs for young people, and a shorter qualification period for new start jobs for older workers.

In 2010 the local government sector has been temporarily allocated SEK 17 billion in central government grants and beginning in 2011, it will be allocated a permanent increase of SEK 5 billion. Since the Budget Bill for 2010, local government tax revenue has been revised substantially upwards, primarily on account of the brighter labour market situation. The local government sector result is currently relatively high. Total local government financed employment is expected to remain at the same level next year as this year. Beginning in 2012, it is expected to increase. It is the Government’s opinion that no additional resources currently need to be allocated to the local government sector for countercyclical reasons. The Government is carefully following economic developments in the local government sector. The outlook is, however, uncertain. The Government will therefore come back with a fresh assessment of local government finances in the Budget Bill for 2011.

In addition to these selective stabilisation policy measures, the Government is of the opinion that there are also distribution policy considerations for compensating the groups that the economic crisis has hit hard. Given these circumstances, the Government proposes to lower the tax paid by pensioners and increase the child allowance’s supplementary allowance for additional children.

In addition to these measures proposed in the wake of the crisis, the Government is announcing a number of proposals for urgent structural reforms aimed primarily at improving the business climate and increasing productivity. Another of the Government’s proposals is to abolish the statutory audit for small businesses with a view to simplifying running a business. This measure should also have some importance in the recovery of employment.

The measures proposed and announced reduce net lending by about SEK 4.9 billion in 2010 (see table 3.6). The Government’s measures, and the reasons for them, are described in more detail in the text below.

Table 3.6 Government measures

SEK million

	2010	2011	2012	2013	2014
Stabilisation policy measures
Infrastructure measures brought forward	500	0	0	0	-500
Measures in Västra Götaland region	160	179	15	0	0
New start jobs for older workers	60	186	188	66	0
Summer school for young people	20	0	0	0	0
Summer jobs for young people	100	0	0	0	0
Mitigating the impact of the crisis
Lower taxes for pensioners	0	5 000	5 000	5 000	5 000
Higher supplementary allowance for additional children	355	710	710	710	710
Strengthened enterprise and higher productivity
Statutory audit abolished	0	830	1 140	1 260	1 300
Simplified VAT rules	0	40	40	40	40
Infrastructure	624	1 316	1 773	1 048	2 293
Teacher certification	0	0	100	200	200
Other(1)	3 086	-1 475	-1 435	-1 272	-1 133
Change in general government net lending	-4 904	-6 786	-7 531	-7 052	-7,910

Note: The table shows government measures that have been adopted, proposed and announced since the 2010 Budget Bill and their impact on general government net lending.

(1) For details, see section 9.2.

1.6.4                              Measures in this Bill

Stabilisation policy measures

The Government has, on a number of occasions, taken temporary measures which targeted those who became unemployed during the crisis and were aimed at preventing an increase in long-term unemployment. Examples are coaching initiatives, work experience placements, Lyft (an initiative for work experience for the unemployed) and temporary increases in the number of study places in municipal adult education, vocational colleges and universities. At the same time, measures have been taken to improve the long-term unemployeds’ chances of finding a job. Compensation to employers for new start jobs has been doubled and Lyft will also benefit the long-term unemployed.

Temporarily shorter qualifying period for new start jobs for older workers

Experience from the 1990s crisis shows that older workers who became unemployed during the crisis found it considerably more difficult than other groups to get back into the labour market. To some extent, such a development is also discernible in this crisis. Unemployment has indeed increased relatively moderately among older workers, but at the same time, a large proportion of older people are long-term unemployed. Fifty-four per cent of the older unemployed have long registration periods, i.e., longer than 420 days. The corresponding percentage among young people is about 20 per cent.

To tackle long-term unemployment among older people, further measures that improve their chances of getting a job quickly are urgent. This should be done by temporarily shortening the qualifying period for a new start job from 12 to 6 months for people who have turned 55. The shorter qualifying period for new start jobs for older workers will be in effect from 1 July 2010 to 30 June 2012.

Temporary summer initiative for students

The economic crisis has made the labour market situation for young people more difficult. For many students, the chances of finding summer employment will be limited. For this reason, there is a proposal in the supplementary budget to this Bill for a temporary summer initiative for students in the form of summer jobs in summer 2010. Furthermore, the summer school programme will be expanded temporarily. Summer jobs should offer young people training for future working life and provide an opportunity to acquire references and new contacts. An expanded summer school programme will give more young people the opportunity to complete their upper secondary programme and thus improve their chances of getting a school-leaving certificate, something that will improve their labour market prospects.

The summer jobs initiative is designed for summer jobs in the local government sector and non-profit organisations. This will cost an estimated SEK 100 million in 2010. The target group consists of those young people completing year nine and those entering the first and second years of upper secondary school. As to summer schools, the intent is to increase the amount allocated in 2009 to SEK 60 million. Summer school is a voluntary programme primarily in demand by students in year 9 who do not meet the entrance requirements for national programmes in upper secondary school (currently 11 per cent of students). Of the year nine students who attended summer school in 2008 and had not successfully completed some of the core courses of Swedish; English and mathematics, almost half managed to complete them. Summer school can be arranged for students in years 7-9 and in upper secondary school.

Infrastructure measures brought forward

There is an ongoing need to improve and streamline the existing transport system. Initiatives for maintenance and smaller investments help improve the punctuality and reliability of the railway system. For roads too, small investment measures may go far in meeting objectives at a relatively low cost.

Expanding infrastructure initiatives is also a tool for creating jobs in a relatively short time and thus for strengthening employment. Given the prevailing labour market situation, bringing forward some maintenance measures and smaller investments is justified. Against this background, SEK 500 million will be allocated this year without any negative impact on cost developments in the sector. SEK 300 million of these funds will be allocated to roads and SEK 200 million to railways.

The proposed measures are evenly distributed over the country. The measures are those found in the national plan for the development of the transport system 2010–2021 but would have been carried out at a later date. The additional appropriation for 2010 will therefore be offset by a reduction in the appropriation later in the period, when the need for stimulus measures of this kind is expected to be less.

In the supplementary budget to this Bill, there is a proposal to allocate a further SEK

490 million from the EU to infrastructure investments in Sweden that are part of the trans-European transport network.

In March 2010, the Government also established the national plan for the development of the transport system 2010–2021 (Govt. Communication 2009/2010:197). To make possible important investments in the plan that are co-financed with local governments and have user fees, there has been some reallocation of central government appropriations between years.

All in all, this makes possible an increase in infrastructure investments that will amount to about SEK 2 billion in 2010. See also under the heading New national plan for the transport system in this section.

Intensified efforts to support jobs, growth and adjustment targeting the Västra Götaland region

As a result of the challenges that the Västra Götaland region may have to face, measures to support jobs, growth and adaptation will be taken targeting this region.

The economic crisis hit the Västra Götaland region particularly hard. The crisis initially led to thousands of dismissal notices (primarily in manufacturing) and a sharp increase in unemployment. Moreover, labour market developments in the past year, for example, in the form of the number of new job vacancies, appear to have been worse in Västra Götaland compared with other parts of the country.

In the supplementary budget in connection with this Bill, the Government proposes allocating SEK 104 million in 2010 for more study places (including study support) in adult vocational training, vocational colleges and universities. The education measures will also continue into 2011 and are then estimated to come to SEK 144 million. In addition, an allocation of SEK 55 million is proposed for this year to strengthen competitiveness and innovation, which will make possible such initiatives as Innovatum’s project to develop an electric car.

Funds to the Swedish Financial Supervisory Authority

The financial crisis has revealed weaknesses in the regulatory framework for financial institutions and markets and their supervision. In the wake of the crisis, extensive work is underway both in Sweden and internationally to strengthen the regulatory framework and supervision. The aim is to reduce the risk of serious financial crises happening again. This work makes heavy demands on the Swedish Financial Supervisory Authority to participate actively in this work both in global standards setting organisations and in the EU, both with respect to developing stricter regulatory frameworks and then implementing them at the national level.

In light of this work, there is a proposal in the supplementary budget to allocate SEK 20 million to the Swedish Financial Supervisory Authority. An allocation of the same amount is expected in 2011 as a temporary strengthening.

Youth unemployment — problems, reforms, effects

Unemployment among Swedish young people (15—24) is high, both when compared with older Swedes and with young people in other countries, and it has increased during the economic downturn. It should be noted, however, that international comparisons of youth unemployment are problematic on account of institutional and measurement factors.(8) It should also be noted that full-time students looking for work are included in the definition of unemployed in the statistics. Statistics Sweden shows that almost every other young person who was unemployed in the first quarter of 2009 was pursuing studies and that four of ten unemployed young people primarily regarded themselves as students.(9)

Unemployment is costly not only for the young people affected but also for society. Research shows that unemployment when experienced early appears to increase the risk of a weak foothold in the labour market, which is particularly serious as young people have a long working life ahead of them

An increasing number of young people are registered as long-term jobseekers with the Swedish Public Employment Service

Shorter periods of unemployment in the transition from school to work are to some extent a natural part of the labour market establishment process for young people. Experience also shows that young people have a more rapid inflow and outflow from unemployment than older workers during a business cycle. Young people’s unemployment spells are therefore considerably shorter than older workers’.

The group of young people who run the greatest risk of having persistent labour market related problems are those with long spells of unemployment. The chances of finding a job decrease as the duration of unemployment lengthens. Figure 3.2 shows that during the current economic downturn, the number of young people registered as long-term jobseekers with the Swedish Public Employment Service has increased both in numbers and as a percentage of the number of registered young people.(10)

Figure 3.2 Young people (age 15–24) registered as long-term jobseekers with the Swedish Public Employment Service

Thousands	Per cent

Note: An individual registered for 420 days or more is counted as long-term registered.

The percentage corresponds to long-term registered young people (age 15-24) as a percentage of all registered young people. Seasonally adjusted data.

Source: Swedish Public Employment Service.

Experience shows that education level represents a clear distinction between groups of young people who do and who do not succeed in rapidly establishing themselves in the labour market. Young people with incomplete grades from compulsory or upper secondary school run a considerable risk of experiencing persistent labour market related problems.

What explains high youth unemployment?

In discussions of the reasons for youth unemployment, the emphasis has been on various institutional factors. One such explanation is that there are deficiencies in the education system that result in young people leaving upper secondary school without a school-leaving certificate. Another explanation is the compressed wage structure and the relatively high minimum wage in

(8)  See Statistics Sweden (2009), Labour Force Survey, second quarter and the Swedish Agency for Public Management (2010), Labour market statistics comparability for young people (Jämförbarhet i arbetsmarknadsstatistik för unga)

(9)  See Statistics Sweden (2009), Labour Force Survey, first quarter.

(10)  Even though the number of long-term registered young people has increased, this increase is from a relatively low level. Data from the OECD (labour force surveys) show that in 2008, 3.5 per cent of unemployed young people in Sweden had unemployment spells longer than one year, while the OECD average was 15.6 per cent. This statistic differs from the expenditures in figure 3.2 since it is from another data source.

Sweden. Young people will experience problems in the labour market if employers judge their productivity to be lower than that associated with prevailing wages. A third explanation presented is that national employment legislation redistributes unemployment between different groups. Young people may be particularly hard hit by this redistribution.

What measures has the Government taken?

It is the Government’s view that in the long run, well-functioning compulsory and upper secondary schools are one of the best measures for improving the labour market situation for young people. The education system has thus been reformed in several respects and in autumn 2011, the new upper secondary school will be launched. There will be a clearer division between preparatory programmes for higher education and vocational programmes.

The Riksdag has lowered employers’ social security contributions for young people with the aim of increasing the demand for labour and compensating for the relatively high minimum wage. The Government has also revised labour market policy for young people and introduced the job guarantee for young people. The aim of the job guarantee is for young people to find jobs or enrol in the regular education system. Young people can also get new start jobs after six months without work.

The Government in recent years has also taken crisis measures that benefit young people. These temporary measures include an increased volume of education in the regular education system and at folk high schools, more work experience places and strengthened employment services. In the supplementary budget to this Bill, there is also a proposal for a temporary summer jobs and summer school initiative to make meaningful employment possible for younger young people during the summer.

Expected impact of the Government’s policy

Upper secondary school will be reformed with the aim of making the vocational programmes a better preparation for work with less theoretical content. Research shows that when vocational programmes became three-year programmes and were made more theoretical (to make students eligible for university), the number of dropouts from upper secondary school increased, but this does not mean that more went on to university. Less theoretical content and a more vocational orientation can thus be expected to reduce the number of upper secondary school dropouts. At the same time, no student will be prevented from continuing his or her studies, as all students will also still have the right while in upper secondary school to voluntarily study subjects to meet minimum university entrance requirements.

National and international studies that have evaluated labour market policy youth measures have generally shown quite discouraging results for youth programmes. Youth programmes risk leading to locking-in effects and less job search activity, when intensified job search activity itself appears to be the most effective way of getting young people back to work. The introduction of the job guarantee for young people has therefore had the relatively successful Danish youth initiative as its model, with the focus  on active employment services, clear requirements, activation measures and incentives to study. The design of the job guarantee for young people is supported by the research and may be expected to help get more unemployed young people to begin to work or study.

Mitigating the impact of the crisis

The Government’s high egalitarian ambitions remain firm. There is still no definitive statistical outcome that shows how the financial crisis has affected income distribution apart from data in 2008 indicating reduced income inequality. It is primarily high income earners’ capital incomes that appear to have declined sharply on account of the stock market fall in 2008. The more long-term trend shows that the working population’s disposable incomes are increasing more rapidly than those of people who do not work. Young families with children, however, are among those with the lowest disposable incomes, as are the elderly.

Reducing the repercussions of the crisis on pensioners — lower taxes for people 65 or older

The aim of the Government’s policy is for people to feel that Sweden is a good and safe place in which to grow old. As part of this policy, the Government has for two years in a row lowered taxes for people who have reached 65 at the beginning of the tax year.

Pensioners are one of the groups most affected by the financial crisis and the subsequent economic downturn. The balancing mechanism in the old-age pension system together with the weak growth in the income index will lead to lower pensions in 2010. In 2011 earnings-related old-age pensions are expected to continue to fall. It will not be at least until 2013 before the earnings-related old-age pension will exceed the 2009 nominal level. There are therefore good reasons for strengthening pensioners’ financial situation. Against this background, the Government proposes to lower the income tax for people who are 65 or older. Reducing the tax on pension income may, however, work contrary to the work-first principle as a compressed distribution of the net pension reduces the incentive to continue working in order to earn more pension. The tax reduction is designed so that it does not work contrary to the work-first principle. For this reason, the increased non-taxable allowance is designed so that it escalates in a particular income interval. This is expected to cost about SEK 5 billion in 2011.

Municipal and county council tax revenue is estimated to decrease on account of the proposal. For the proposal to be tax neutral for municipalities and county councils, expenditure area 25 General grants to local government, appropriation 1:1 Local government financial equalisation, will be increased by SEK 5 billion in the Budget Bill for 2011. The measure also gives rise to a technical adjustment in the expenditure ceiling. The proposal will have positive effects on GDP in the short run. The proposal will increase pensioners’ incomes and thus their demand for goods and services will increase. In the existing economic situation, about 60 per cent of the permanent increase in income is expected to be used for consumption in the short run.

Higher supplementary allowance for additional children

Families with children constitute a relatively large proportion of the households that have low economic standards and may fall behind in the wake of the crisis. One specific group of families with children who are commonly found among those with low economic standards are those with many children. One appropriate way of improving these households’ economic standards is to raise the child allowance’s supplementary allowance for additional children. This provides a relatively large improvement in income for the families concerned. The cost of the proposal is about SEK 700 million a year and the proposed date of entry into force is 1 July 2010. The proposal has a positive impact on employment and GDP in the short run. It increases disposable incomes of families with children. As a result, their demand for goods and services increases. Approximately 80 per cent of the permanent increase in income is expected to be used for consumption in the short run.

Measures strengthening business and increasing productivity

The business sector’s ability to adapt is essential for competitiveness and economic growth. The Government has therefore worked steadily to create better conditions for more and growing companies. The wealth tax has been abolished, corporate tax rules have been simplified, the corporate tax rate has been reduced, employers’ social security contributions and personal social security contributions have been lowered, markets have been opened for private entrepreneurs, opportunities for fixed-term appointments have been expanded and a number of different measures have been taken to reduce the administrative burden on businesses.

As a result of the financial crisis and the deep economic downturn in 2009, SMEs have sometimes had difficulty getting access to bank credit. Through the implementation of comprehensive central government  measures, particularly the bank guarantee scheme, expanded export credit guarantees and capital injections into ALMI, a far-reaching credit crunch has been avoided. Indicators from such sources as the National Institute of Economic Research show that since spring 2009, the percentage of companies experiencing difficulty in getting financing has declined. The economic recovery now underway also contributes to an increase in the credit supply from banks and other financial institutions.

The lower the barriers to starting and developing a company, the better the conditions for competitiveness and renewal in the business sector will be. Sweden is well positioned compared with other OECD countries. In the five-year period 2003—2008, barriers have been reduced in Sweden and in most other OECD countries.

The Government’s measures for research, education, innovation, technological development, infrastructure and improving the way in which the labour market functions will improve the conditions for entrepreneurship and strengthen competitiveness and productivity in the business sector. The Government will continue this work.

Statutory audit abolished

By reducing companies’ administrative burden, resources are freed up to develop core activities and barriers to business are thus lowered. The Government therefore intends to propose abolishing the statutory audit for smaller firms with the aim of reducing their administrative burden. The proposal represents a substantial simplification for companies. The Government will also monitor the implementation of the reform carefully and evaluate its effects. As part of this evaluation, the Government will analyse whether the advantages of abolishing the statutory audit for even more firms exceed the disadvantages and then consider taking further steps.

The Government further intends to simplify the VAT reporting rules. This will involve an interest cost for the central government.

The Government intends to finance the reduction in revenue from the proposed abolition of the statutory audit by raising the property tax on hydroelectric power plants and the stamp duty on legal persons’ acquisition of real property and leasehold rights.

The higher tax on hydroelectric power is a measure that is primarily paid by the profits of electricity producers and not by higher electricity prices to consumers.

The Government intends to follow developments carefully and also safeguard the conditions for small-scale hydroelectric power production in the future.

New national plan for the transport system

In March 2010, the Government established a national plan for the development of the transport system for 2010—2021. The state infrastructure frame is SEK 417 billion.

In its decision on the national plan, the Government emphasises the transport system’s function in society. The challenge has been to find technical and financially sustainable solutions for needs that change as the population, buildings and business life evolve. The business sector’s need for competitive transport is increasing. Travel and transport can contribute to a desirable social development, including larger labour market regions.

Making co-financing of state transport infrastructure possible has also been important. Increased cooperation can yield better designed measures and create room for more improvements to state infrastructure. Among the road and railway investments approved, there are items that will be partially financed by congestion taxes, road tolls and municipal contributions. In Government Bill 2009/10:189, the Government has proposed introducing a congestion tax in Göteborg beginning 1 January 2013. Revenue is expected to amount to about SEK 1 billion a year. The surplus could be used for paying the interest on infrastructure loans and their amortisation and for infrastructure measures.

Among the items entirely or partially financed by the congestion tax and tolls are the state infrastructure investments included in the Stockholm Agreement, including the Stockholm bypass (Förbifart Stockholm) and the state infrastructure investments included in the West Swedish Package (Västsvenska infrastructure paketet), including the Marieholm Tunnel and the West Link (Västlänken). The Stockholm bypass will ensure better road connections between the north and south of the region and thus connect the Stockholm region. This is of great importance for both growth and jobs in the growing Stockholm region. Furthermore, the Stockholm Bypass will relieve the pressure on the Essingeleden, Sweden’s most heavily travelled stretch of road. Traffic and infrastructure initiatives within the framework for the Stockholm negotiations also include an increase in capacity for rail traffic, which will lead to less congestion. With the West Swedish Package, congestion and the environmental burden associated with it will decrease in the centre of Göteborg. It also creates better conditions for collective traffic and regional expansion and streamlines the business sector’s national and international flow of goods.

In addition, the Government has made possible the project Highway 50 in Motala and the E4 in Sundsvall, both of which are pointed out in the short-term package that the Government presented in the 2009 Budget Bill. All these items are of great importance not only for regional development, but also nationally as the conditions for efficient transport of people and goods are now substantially improved.

To make this initiative possible, the Government in the supplementary budget to this Bill proposes that the Riksdag approve planning frames for investments in the co-financed items. Loans may be taken out for that part of the item that will be financed with road tolls or congestion taxes, in accordance with the principles expressed in the Bill Travels and transport in  the future — infrastructure for sustainable growth (Framtidens resor och transporter — infrastruktur för hållbar tillväxt) (Govt. Bill. 2008/2009:35).

Seen over the entire planning period 2010—2021, the co-financing and borrowing elements are biggest in the first few years, while the share financed from appropriations will increase towards the end of the period. The central government financing frame of SEK 417 billion for infrastructure measures approved by the Riksdag has thus been supplemented, providing scope for measures totalling SEK 482 billion.

The Government intends to give the Swedish Transport Administration, in cooperation with regional representatives, the remit to investigate the possibilities of co-financing train service between Skellefteå and Piteå. The Government intends to conduct a further study of the conditions and costs of high-speed tracks in Sweden. One starting point in this context is the inquiry report High-speed tracks — a project for strengthened development and competitiveness (Höghastighetsbanor — ett samhällsbygge för stärkt utveckling och konkurrenskraft) (SOU 2009:74) presented in September 2009.

To sum up, the Government’s decision on planning measures involves a substantial increase in infrastructure measures during the period of the plan. To make co-financing solutions possible as agreed with municipalities and regions, some redistribution of appropriations over time has been made, within the approved frame.

Introduction of professional certification for teachers

The status and quality of education of the teaching profession — both teachers and preschool professionals —needs to be strengthened. All students and children should have the right to competent teachers and preschool teachers respectively. The Government therefore intends to introduce a certification system for these occupational categories. The Government plans to allocate SEK 60 million for this purpose in 2011, SEK 160 million in 2012 and SEK 260 million annually from 2013, of which SEK 60 million has already been allocated from 2011 for this purpose.

Other initiatives

Transfer of land from Sveaskog, etc.

In Changed mandate for Sveaskog AB (Förändrat uppdrag för Sveaskog AB) (Govt. Bill 2009/10:169), there is a proposal to transfer up to 100 000 hectares of productive forest land from Sveaskog AB to the State, to be exchanged for protected land owned by the large private forest owners. This land can then be protected, with the result that the interim objective Long-term protection of forest land (Långsiktigt skydd av skogsmark) (2010), within the framework of the environmental objective Living forests (Levande skog), can be achieved.

The proposal will lead to a permanent reduction in dividends to the State, which will be made up by a reduction of SEK 210 million a year in expenditure area 20 General environment and nature conservation, appropriation 1:3 Measures for biodiversity. As a result of the proposal, there will be less need to buy protected land as the current objective can be achieved in another way.

On 18 February 2010, the Government approved a proposal to the Council on Legislation on a better tax environment for biogas and land-based electricity to ships moored in harbours. The aim of changing the rules for taxing biogas and other gaseous fuels delivered by pipeline is to make the desired shift to a higher percentage of biogas in the energy system.

To improve the tax environment for land-based electricity to ships moored in harbours, there is a proposal to lower the energy tax on this electricity. The tax reduction is aimed at encouraging the use of carbon dioxide neutral electricity from the fixed electricity network instead of using oil produced electricity. This will improve the environment in harbours. Both these measures involve some loss of tax revenue but will have important positive effects on the environment.

Renewing the submarine fleet

In A functional defence - Defence Policy Bill (checked) (Govt. Bill 2008/09:140), the Government stated that it intended to examine whether Sweden’s submarine capacity should be maintained by lifetime extension or by new acquisitions. The Government now proposes in the 2010 Spring Supplementary Budget Bill (Govt. Bill 2009/10:99) that the Riksdag authorise the Government to acquire two new submarines. The aim of the acquisition, together with a proposal to carry out a mid-term upgrade of two Gotland class submarines, is to safeguard submarine capacity in the long run and make possible a future decision on maintenance to extend life to 2035 or longer. A fresh examination and decision regarding how submarine capacity is to be maintained — by extending the life of Gotland class submarines or by new acquisitions — is expected around 2020. The acquisition is already included in the Swedish Armed Forces’ long-term investment plan and there is room in the appropriation estimate.

Expanded helicopter capacity

To address the shortage of helicopters in the international peacekeeping effort in Afghanistan, a bilateral agreement has been concluded with Norway on extending the Norwegian helicopter unit’s operations in the area until 2011. Starting in the second quarter of 2011, Swedish helicopters with advanced medical care capacity will begin service in Afghanistan.

From the third quarter 2013, the Armed Forces’ medium weight helicopters will begin to be in short supply on account of delays in delivering helicopter system 14. Moreover, it is the Government’s opinion that the need for medium weight helicopters is greater than the level planned thus far, both in the short and the long run. Against this background, the Government in the 2010 Spring Supplementary Budget Bill (Govt. Bill 2009/10:99) proposes that the Riksdag authorise the Government to acquire a new medium weight helicopter system. The Riksdag’s authorisation is required to enable the Government, once the Military

Helicopter Inquiry (Militärhelikopterutredningen) (Fö 2008:07) has submitted its final report in June this year, to make a decision on the acquisition in the current year.

To finance a future decision on acquiring a new helicopter system and operations, training, etc., with a reasonable safety margin, the Government estimates that about SEK 4.7 billion would need to be freed up in the Armed Forces’ current investment plan. As things now stand, the Government expects that these funds can be freed up by such means as phasing out older helicopter systems, interrupting some of the modifications to helicopter 15, lowering ambitions for combat support ships not yet ordered, reducing ambitions in the development and acquisition of new management systems and certain protection systems, and not going ahead with robot system 55C.

There will also have to be some postponements in certain equipment projects. Among them, a small number of anti-splinter wheeled and tracked vehicles, originally planned to be put into service by 2014, may be postponed. It is also the Government’s opinion that it is possible to postpone the planned modification of two Göteborg class corvettes. The Government intends to request further information from the Armed Forces regarding phasing out, reducing, and postponing equipment projects.

The increased capacity and usefulness of a new medium weight helicopter system is considered to fully compensate for the impact of these postponements on the change-over to an operationally available and effective defence force. Nor are the postponements expected to lead to any reduction in the supply of equipment to the Swedish unit participating in international operations.

Compensation to parents on the loss of a child

The Government intends to propose the introduction of a benefit in the parental insurance that from 1 January 2011 will make it easier for parents who lose a child. The benefit will be paid out for ten days when a child under 18 dies and both parents will be able to receive the benefit at the same time. The expenditure increase resulting from the proposal will be limited and will be included in the estimate reported for expenditure area 12 Financial security for families and children.

1.6.5                              Policy challenges over the long run

Even in the current difficult economic situation, it is important to take into account the challenges facing the Swedish economy in the long run. The first challenge is to bring about a strong increase in employment without the emergence of bottlenecks and labour shortages in individual sectors during the economic recovery in the next few years. The second challenge to be met is welfare services as the demand for welfare services increases as the population ages and incomes rise. At the same time, Sweden must remain united with fewer people excluded from the labour market and more people finding jobs. The third challenge is to safeguard competitiveness when globalisation puts the Swedish economy’s adaptability and flexibility to the test. A fourth challenge is to solve environmental problems, not least climate change, which is global and requires joint action.

Policy for meeting the jobs challenge

The Government has continued to make the work-first principle and jobs its highest priorities during the crisis. As before, policy will continue to focus on full employment and reduced labour market exclusion and on preventing unemployment from becoming persistent.

One crucial challenge in the next few years is to get a strong recovery in employment while avoiding labour shortages in some parts of the labour market. Over the next few years, it is essential that the recovery in demand have an impact on employment in the business sector. From this perspective, key factors are the business climate and firms’ propensity to hire. When employment picks up and unemployment declines, there is a risk that labour shortages will emerge leading to bottlenecks that drive up costs and to limited employment growth. Such a development must be avoided. To meet the jobs challenge in the coming years, the policy must keep the focus on reducing exclusion, increasing the labour supply and fostering a well-functioning labour market. The labour market policy must support recovery in the labour market and be prepared rapidly to detect and try to prevent shortages from emerging in some regions or occupations.

Making it worthwhile to work and simpler and less expensive to take on employees is a key feature of the Government’s policy for full employment. At the same time, the situation of those groups currently most detached from the labour market has to be improved so that they have a better chance of getting a job. Youth unemployment has to be reduced, integration improved and women and older workers’ labour supply increased. Increased employment is also essential to reduce the risk of lasting exclusion.

An effective labour market policy is vital in strengthening these groups’ position in the labour market. A well-functioning education system that enables all young people to acquire the competence required in today’s labour market must be ensured. The percentage of young people who do not complete their education has to be reduced.

Policy for meeting the welfare challenges

With increasing life expectancy, a very positive development, the percentage of older people in the population will increase in the future. This will increase public sector expenditure on health care, elderly care and pensions. The demand for welfare services, in the form of quality, quantity and freedom of choice, will increase in line with rising household incomes. Meeting the future increase in the demand for welfare services will be a major challenge for publicly financed welfare systems.

Another feature of future population developments is that the percentage of young people and the percentage of immigrants in the labour market will increase considerably in the years ahead. The large groups of young people born about 1990 will leave upper secondary school and enter the labour market or go on to post-secondary studies. Without net immigration, the number of people 20 to 64 years of age would decline in the coming years. Immigration increases the number of people in this age group. Both young people and immigrants currently have a weaker position in the labour market than other groups do. One important challenge in the future will therefore be to strengthen their position in the labour market.

Successfully tackling the welfare challenges and meeting increasing demand vis-à-vis range, quality and freedom of choice in health care, social services and education imposes heavy demands on the design of the policy. Sustainable public finances, together with a policy aimed at full employment, create the necessary basis for safeguarding core welfare activities: publicly financed health care, social services and education. One important element in achieving full employment is strengthening young people and immigrants’ position in the labour market. This is also necessary to reduce the risk of lasting labour market exclusion and maintain social cohesion. Education is of key importance and hence the education system must succeed in increasing the percentage of young people who complete their studies.

A policy focused on the long-term stability of the social security systems and preservation of the transfer systems’ legitimacy and people’s confidence in them assumes that payments are made on time and only to people who are entitled to support. It presumes not only that overuse will decline, but also that fraud and abuse will be tackled.

Policy for achieving competitiveness

Continued globalisation will provide considerable opportunity for Swedish companies to find new markets while Swedish consumers will benefit from the increased competition through lower prices and a larger supply of goods and services. At the same time, globalisation will require the economy to adapt to constantly changing conditions in order to maintain competitiveness.

Safeguarding competitiveness and the adaptation that is necessary require a policy aimed at creating good conditions for business and entrepreneurship. A well-functioning education system at all levels is a prerequisite for research, innovation and expertise. Work on making it simpler and more worthwhile to start and run companies must proceed, as must work to increase competition in all parts of the economy. In a globalised world, a well-functioning financial sector is also important and the policy must aim to create well-functioning rules in the international financial markets. A further important element in a policy for competitiveness and adaptability is a well-designed social security system, which, together with the education system, helps make it easier for individuals to adapt to new jobs and new employers.

Policy for meeting the climate targets

The climate issue is the biggest environmental challenge that the world faces in the foreseeable future. A distinguishing feature is its global character. Sweden should show leadership to meet this challenge both internationally and with measures adopted in Sweden. The international climate negotiations are ongoing. The Government continues to play an active role in pressing for a global and comprehensive climate regime entailing higher ambitions compared with today and concrete measures for all major emitters and measures protecting the poorest people from the negative effects of climate change. Meeting the challenge posed by higher climate policy ambitions requires a policy directed at greater use of economic policy instruments and changeover to more climate friendly production and consumption based on the polluter pays principle. For cost-efficient environmental management, taxes should be designed to provide a high standard of welfare together with improvements to the environment.

More challenges — a coherent policy

Even though the future challenges are in different areas, the policies required to meet these challenges are closely connected.

A policy directed at increasing the labour supply, making it easier to take on employees, and improving integration helps reduce exclusion, strengthen the upturn in employment, strengthen public finances and facilitate the development of welfare at the same time that it facilitates adapting to the changes associated with globalisation.

A policy directed at a well-functioning education system at all levels contributes both to a competitive economy in which the business sector and individuals are able to adapt rapidly to constantly changing conditions and to an increased labour supply, reduced exclusion and a cohesive society. Such a development is also based on a functioning housing market.

A policy directed at creating room for lowering taxes on work at the same time that less distortionary taxes are raised, contributes to both an increased labour supply and sound public finances and the long-term financing of a well developed publicly funded welfare and improved environment.

Reduced exclusion

One of the Government’s most important objectives is to increase employment sustainably by reducing exclusion.

A well-functioning labour market and sustainable high employment are among the most important prerequisites for the welfare of both the individual and society as a whole. For the individual, a job makes it possible to be self-supporting and shape his or her own life. The basis of a generous and publicly financed welfare is that a high percentage of the population works. When more people work, tax revenue rises while expenditure falls. Thus resources are freed up that can, for example, be used to improve the quality of elderly care or in schools. When more people work, it also contributes to a more even income distribution as work is the most important source of income for the majority of people.

Problems in the labour market — exclusion

When the Government took office in 2006, the major problem in the labour market was that too few people worked and that job opportunities were unevenly distributed between different groups. One indication of this was that the number of people who received compensation in the event of unemployment or illness and financial assistance measured as full time equivalents had shown a trend increase since the 1970s.(11) A particular cause for concern was that the percentage of the population who had sickness and activity compensation (formerly the disability pension) had increased for a long time since few in this group returned to the labour market.

The financial crisis in the early 1990s had further aggravated the situation as many people were then excluded from the labour market. When the Government took office in 2006, nearly 15 years after the 1990s crisis, the labour market had not yet recovered. In the late 1990s, sickness absence rose to unprecedented levels. The number of people on sick leave increased and time spent on sick leave grew longer. At the same time, the number of people with sickness and activity compensation continued to increase gradually. This trend continued though the general health of the population had improved. Moreover, sickness absence varied considerably between different parts of the country in a way that often coincided with labour market conditions.

This trend showed that considerably more people than those counted as unemployed in the statistics had employment related problems. This is also illustrated by the growth over several years in the number of people (measured as full-time equivalents) receiving unemployment and sickness benefits.

The full time equivalents measure has primarily been developed to estimate expenditure growth in the transfer systems and to follow flows between the different transfer systems. Full-time equivalents as a measure of exclusion have the advantage that they provide a coherent indication of how many people do not work on account of unemployment and illness. The measure has, however, some shortcomings, such as not taking into consideration how long people are unemployed(12)or sick and only people entitled to benefits contribute to full-time equivalents. Supplementary statistics from the Swedish Public Employment Service, the Swedish Social Insurance Administration, and Statistics Sweden’s Labour Force Surveys showed that there were many people who for various reasons had not had work for a very long time.

To rectify the shortage of suitable labour market statistics, the Government, together with Statistics Sweden, has conducted extensive work to improve the statistics and statistical reporting (see the report in chapter 5).

(11)  On a remit from the Government, Statistic Sweden has since 2001 revised the statistics on the number of people aged 20-64 supported by social benefits and allowances, such as sickness benefits, early retirement pensions, unemployment benefits and social allowances. A full-time equivalent corresponds to a person supported for a full year with full sickness benefit, sickness or activity compensation (formerly early retirement pensions), unemployment benefits or financial assistance. For example, two people who have each been unemployed full time for six months, together constitute a full-year equivalent.

(12)  The unemployment measure also has this shortcoming.

What explains the trend increase in exclusion up to 2006?

There are at least three important explanations for the trend increase in exclusion and the lingering effects of the 1990s crisis.

First, the probability of an unemployed person finding a job diminishes with time. This may be due to a decline over time in a person’s skills or motivation to find a job or to employers’ belief that the long-term unemployed have lower competence than other jobseekers with otherwise equivalent qualifications. For many years, the number of people receiving sickness and activity compensation rose. As few of these people succeeded in returning to work, increasing numbers became trapped in exclusion. Changes in the norm surrounding sickness absence may have been a contributing factor.

Second, the design of taxes and unemployment and sickness insurances is important. The combination of high taxes on labour and high benefit levels made it less worthwhile to work.

Third, exclusion is connected with the wage structure and its flexibility. If the wage structure is rigid, wages will not adapt to new situations in the labour market, which ultimately may lead to higher unemployment and less labour force participation. A too compressed wage structure also means that people who have relatively low qualifications or people who have been without work for a long time have more difficulty finding a job.

Measures for higher employment by reducing exclusion

Given the reasons behind exclusion, the aim of the Government’s policy is to reduce it through a combination of measures to stimulate supply and demand. The policy has focused on measures that increase the labour supply since experience shows that in the long run, it is the labour supply that is a key determinant of employment. The most important measure that the Government has taken has been the in-work tax credit, which aims in particular at increasing the labour supply of low- and middle-income earners. Other important reforms have been the changes in the unemployment and sickness insurances. The Government has also revised its labour market policy. The cyclically dependent programmes have been given a clearer focus on the unemployeds’ job search activities and labour market policy resources are to a greater extent directed at those with the greatest need, i.e., to those who are excluded.

If these measures stimulating supply are to increase employment rapidly, it is necessary to take measures that at the same time stimulate the demand for people most detached from the labour market. Therefore, to improve the labour market competitiveness of people who have been without work for at least one year (six months for young people) there are new start jobs.

The measures taken to strengthen groups with a relatively weak foothold in the labour market have largely dealt with increasing employers’ willingness to recruit from these groups. This has been done by reducing employers’ contributions for young people and older workers. For people born abroad, there are step-in jobs.

Measures that improve matching between jobseekers and job vacancies also increase employment. The Public Employment Service has therefore been given a clearer remit as an intermediary between employers and jobseekers and labour market programmes now focus more clearly on increased job search activities.

The crisis hampers the decline in exclusion

The economic crisis that began in autumn 2008 has hit the labour market hard, and employment fell in seasonably adjusted terms by 130 000 people from the second quarter of 2008 to the fourth quarter of 2009 (age 15-74). The Government has taken forceful measures to lessen the fall in employment and try to prevent the sharp increase in employment from becoming persistent at high levels for a prolonged period (see also section 5). At the same time it should be pointed out that employment in February 2010 was 135 000 higher than in the corresponding month in 2006.

Does the policy have the intended effect?

It is the Government’s assessment that in the long run the policy will lead to more people working. The effect of the policy in the long run is expected to be 150 000 more employed (see also the more detailed report in section 5). The policy also helps reduce sickness absence and increase the number of hours worked by those who already have a job. Thus the effect on the number of hours worked is considerably greater than the effect on employment. Measured in annual full-time equivalents, the increase is equivalent to approximately 225 000 people.

Between 2006 and 2008 there was a reduction in the number of full time equivalents which principally was due to structural factors such as demographic factors and/or the Government’s reforms. Structural factors seem to be particularly important in explaining the decrease in ill-health.

The total number of persons supported by social benefits and allowances, measured as full-time equivalents, increased in 2009 and is expected to continue to increase in 2010. The increase is connected to the deterioration in the labour market. However, the total number of full-time equivalents is lower compared with 2006. The increase in 2009 and 2010 is temporary and the number of people with benefits is expected to decline as the economy improves.

1.7                                        Economic impact of the Government’s policies

The Government’s economic policies contribute to sustainable increases in the employment level and to increased economic growth. This section looks at the economic effects of the labour market related reforms.

Long-term impact of the Government’s policies

The Government’s policy for sustainable higher employment and a reduction in exclusion takes a broad approach. It focuses on measures that stimulate both labour supply and labour demand. A number of measures have already been implemented that make it more worthwhile to work and simpler and more economical to take on employees and that improve matching in the labour market. The introduction of the in-work tax credit, changes in the unemployment and sickness insurances, the lowering of employer and individual social security contributions and the tax reduction for household-related work, including the RMI deduction, are some examples. In the box The Government’s measures during its term of office, there is a compilation of the reforms carried out during the Government’s term of office, including those reforms aimed at improving the functioning of the labour market.

The Government’s estimate is that the measures taken thus far will, in the long run, increase the number of people employed by about 150 000, of which 125 000 are a result of the structural reforms carried out.

The Government’s reforms not only affect employment, but also increase the number of people working because of less absenteeism due to illness. The in-work tax credit also helps get people who are already employed to work more, for example, by increasing the incentives to move from part-time to full-time work.

It is estimated that the measures taken thus far together with the reforms announced in this Budget Bill will increase the number of hours worked by the equivalent of about 225 000 annual work units in the long run, of which 200 000 are a result of the structural reforms that have been implemented. The in-work tax credit is estimated to contribute about half of this increase (see table 3.7).

The large drop in employment on account of the deep economic downturn risks leading to permanently lower employment. To prevent permanent exclusion from the labour market, the Government has strengthened and temporarily supplemented the measures taken earlier. These include measures that support job search activities and an expansion of labour market programmes and education initiatives. The permanent effect of the crisis on employment is therefore expected to be less extensive than what otherwise might have been the case. These measures are estimated to increase employment in the long run by the equivalent of about 25 000 people in full-time work.

The Government’s estimates are based on existing research on the effects of various measures such as how changes in the tax system, social insurance and labour market policy affect the labour supply and employment. However, the size of these effects and the rate at which they make themselves felt is not yet fully understood. Thus some uncertainty is associated with the results in table 3.7. In the box, Impact of the Government’s policy and in section 5 there is a more detailed description of the estimated effects.

Table 3.7 Long-term impact of the Government’s policies

Percentage change, unless otherwise indicated

	Annual work units(1)	Employed	GDP
In-work tax credit and raised lower threshold for state income tax	100 000	75 000	2.2
Unemployment insurance	15 000	15 000	0.2
Labour market policy	25 000	20 000	0.5
Sickness insurance	50 000	5 000	1.0
Other(2)	10 000	10 000	0.2
Total structural reforms	200 000	125 000	4.1
Crisis measures	25 000	25 000	0.5
Total	225 000	150 000	4.6

(1) The number of annual work units is measured as the number of full-year equivalents, i.e., how many full-time employed people the change in the number of hours worked is equivalent to.

(2) Includes the effects of the child raising allowance, the tax reduction for household-related work, the reduction in employers’ social security contributions for young people and a general reduction in social security contributions.

Source: Ministry of Finance calculations.

Short-term impact of the Government’s policy

Since the 2009 Budget Bill was approved, the Government has taken a large number of measures with the aim of reducing the impact of the economic and financial crisis on demand, stemming the fall in employment and helping prevent unemployment from becoming persistent at a high level. The measures taken by the Government in response to the crisis since summer 2008 total about SEK 80 billion, or 2.7 per cent of GDP. Reduced taxes, particularly for low- and medium-income earners and for pensioners, reduced social contributions, a tax reduction for repair, maintenance and improvement, increased central government grants to the local government sector, initiatives to improve infrastructure, and various labour market and education initiatives are some examples.

Together these measures are expected to lead to a GDP that is 1.8 per cent higher in 2010 than it would have been if they had not been taken and to about 60 000 more people employed than would otherwise have been the case. Sweden also has relatively large automatic stabilisers which have further dampened the fall  in demand and employment.

Impact of the Government’s policy on income distribution

The reforms implemented during the Government’s term of office are largely aimed at making it more worthwhile to work. The in-work tax credit is the most important reform for increasing employment and reducing exclusion. It is designed to reduce the thresholds to the labour market and provide a stimulus to people to increase the number of hours they work through lower marginal effects for low- and middle-income earners. In this term of office, this is the reform that has the most impact on both individual and household finances.

The short-term income distribution effects of the policy are the direct effects that arise when tax and grant rules have been changed. The long-term income distribution effects refer to changes in income estimated to result when individuals change the amount of labour they supply on account of the changed rules.

The long-term effects on adjusted disposable income are expected to be greatest among those with the lowest incomes, as more people get jobs, even though the more direct effect is greater in the upper income groups.(13) This is because it is primarily in this part of the income distribution that the full-time average income earner is found.

(13)  For a technical description of the estimates and specification of the reforms and proposals under consideration, see annex 4 of this Bill.

Labour market impact of the Government’s policy

The key task of the Government is to get more people into work and reduce exclusion. Since experience shows that in the long run, the labour supply is a key determinant of the level of employment, the Government’s policy has focused on measures to increase the labour supply. Supply side reforms have also been combined with demand-stimulus measures to increase the demand for labour and have been supplemented with temporary measures to tackle the crisis.

1. In-work tax credit

The Government has introduced an in-work tax credit in four steps aimed at making it more worthwhile to work. The tax credit makes it more worthwhile for people who are now outside the labour market to work and, by reducing marginal taxes, it also encourages people who are already employed to increase the amount of labour they supply. To encourage older people to work longer, there are also provisions for an expanded in-work tax credit for people over 65.

If it pays more to work, the propensity to participate in the labour force will increase and thus the labour supply will rise. In the long run, employment may thus be higher without straining resource utilisation in the labour market. The in-work tax credit also helps increase the unemployeds’ incentives to look for work, thus improving matching in the labour market. In the long run, this results in lower equilibrium unemployment.

In total the four steps in the in-work tax credit are expected in the long run to lead to an increase in the number of hours worked by about 100 000 full-time equivalents and a 2.2 per cent increase in GDP. The reforms also encourage people with somewhat lower productivity to make themselves available for employment. Consequently the increase in GDP will be somewhat less than the increase in the number of hours worked.

A further positive effect of the in-work tax credit is that it dampened the fall in demand and increased employment in the short run by strengthening household purchasing power. In total the third and fourth steps in the in-work tax credit are expected to lead to the employment of about 9 000 more people in 2010 than would otherwise have been the case.

2. Unemployment insurance reforms

The functioning of the labour market is largely dependent on how unemployment insurance is constructed. During its term of office, the Government has made a number of changes to the unemployment insurance with the aim of increasing employment in the long run. The reforms implemented include changes in the unemployment insurance and its funding, limitations on the number of benefit days in cases of part-time unemployment, the introduction of more qualifying days and increased control in the unemployment insurance system. The changes in the unemployment insurance are expected to increase unemployed people’s incentives to look for a new job and improve wage formation.

Altogether, reforms to unemployment insurance are expected in the long run to lead to an increase in the number of hours worked by 15 000 full-time equivalents and a GDP increase of 0.2 per cent.

3. Sickness insurance reforms

To reduce sickness absence and increase employment, the Government has also carried out extensive reform of the sickness insurance. One of the key reforms is the introduction of the rehabilitation chain with fixed time limits for testing work capacity and the limits on the maximum number of sickness benefit days. The fixed time limits are expected to lead to shorter incidences of illness through earlier interventions in the sick leave process. The reform also contains other changes such as improved occupational health care and a rehabilitation guarantee, changes in rules for the right to sickness benefits and measures to encourage people with sickness and activity compensation to return to work. In section 5, there is a more detailed description of the problem, the reforms and the effects of the sickness insurance reform.

The sharp reduction in sickness absence in recent years indicates that the reform efforts have already had a substantial impact though several of the reforms have only recently entered into force.(14) At the same time, there is a large adjustment when a structural reform of this dimension is implemented. The Government is therefore monitoring the implementation and effects of the reform closely.

Altogether the sickness insurance reforms are expected to lead to an increase in the number of hours worked of 50 000 full-time equivalents and a GDP increase of 1.0 per cent.

4. Measures to increase labour demand

If the stimulus to the labour supply is to result in a rapid increase in employment, measures are also required that strengthen the demand for labour. The Government has therefore taken measures to stimulate demand, including measures targeting people who have particular difficulty getting established in the labour market. The measures involve reduced costs for taking on employees and include new start jobs and lower social contributions for young people. Labour market programmes have also been reformed so that programme resources are better targeted at those most detached from the labour market. Hence the job and development guarantee and the job guarantee for young people have been introduced. The Public Employment Service’s remit to give priority to matching has also been clarified.

Reforms which aim at better matching in the labour market and which stimulate demand for people most detached from the labour market are expected in total to increase the number of hours worked by 35 000 full-time equivalents in the long run, and GDP by 0.7 per cent.

To reduce undeclared labour and increase demand in the repairs, maintenance and improvements sector and in the sector for household-related services, the Government has introduced a tax reduction for these services. More people will be able to purchase services instead of doing them themselves because the deduction will make them more affordable. Thus people can free up time from household-related work. This will benefit the economy and give people more time for work and leisure. Increased demand for household-related services, for example, contributes to higher employment in an industry which for many represents an important first step into the labour market. All in all, these effects will lead to higher employment and increased tax revenue. The tax reduction for household-related services and repair, maintenance and improvements is expected in the long run to lead to about 19 000 more people employed in the formal sector.

Last, but not least, the in-work tax credit, lower taxes for pensioners, the higher supplementary allowance for additional children, substantial infrastructure investments, etc. have contributed to higher demand.

5. Measures to mitigate the long-term effects of the crisis

To counter permanent exclusion from the labour market on account of the deep economic downturn, the Government has strengthened and supplemented the measures it took earlier. These include measures to maintain job search activity at a high level and an expansion of labour market programmes and more places in education and training. The permanent impact of the crisis on employment is therefore expected to be less far-reaching than would otherwise have been the case. These measures are expected to increase employment in the long run by about 25 000 people in full-time work.

(14)  This type of reform often leads to behavioural changes at the time the reform is announced, which may be considerably earlier than its entry into force.

Measures taken by the Government during its term of office

High economic growth and high employment make it possible to improve welfare. Growth and employment also make it possible to meet the long-term challenges associated with an ageing population, climate change and continuing globalisation. The following section is a compilation of the measures taken by the Government during its current term of office.

When the Government took office, labour market exclusion was extensive. Many people who were able to work did not actively participate in the labour force. Too many were supported by benefits and allowances while taxes on labour were high. For those with low wages, there was little profit in working, since disposable income often did not increase noticeably when one had a job. The funding and quality of welfare was threatened when too few participated in the labour market.

The situation at the time the Government took office had to be changed. The focus of the Government’s economic policy to bring about a high standard of welfare for all citizens has been:

•                  to permanently increase the employment level by making it more worthwhile to work,

•                  to make it simpler and less expensive to employ people and stimulate enterprise, competition and innovation,

•                  to increase employment through an active labour market policy,

•                  to bring good order to public finances,

•                  to improve the quality of education and research,

•                  to develop a modern infrastructure,

•                  to offer health care and social services of the highest quality,

•                  to fight crime,

•                  to achieve a fairer income distribution in society,

•                  to increase the public’s freedom of choice and security, and

•                  to reduce the environmental burden and ensure a long-term sustainable supply of energy.

More worthwhile to work

Having a job and earning a wage increases self-esteem and makes it possible for people to support themselves. When more people work, there is a positive impact on welfare funding as central government expenditure on transfers  to households decreases and tax revenues increase.

Income tax cuts making it more worthwhile to work and increasing the labour supply

The in-work tax credit makes it more worthwhile to work and thus increases the labour supply. The tax credit was introduced in 2007 and has since been expanded a further three steps each year from 2008—2010. The lower income tax bracket for state income tax has also been raised. As a result, fewer people pay state income tax.

Speedier transition from unemployment to a new job

Changes in the rules for unemployment insurance increase unemployed peoples’ incentives to look for work. The terms and benefit levels for unemployment compensation have been changed, as has the length of time one can receive compensation. The level of self-financing in the unemployment insurance has been raised and the membership fees for the unemployment insurance funds have been differentiated.

Simpler and less expensive to employ people

The Government has simplified the rules and lowered the cost of employing staff, making it easier for firms to employ people. Having businesses employ more people is a condition for a permanent increase in employment and high economic growth.

Simplified rules facilitate employment

General fixed term employment (Allmän visstidsanställning, ALVA) makes it simpler to employ temporary staff for up to 24 months. The option of seasonal employment has also been re-introduced, facilitating staffing in sectors with significant seasonal variation.

Reduced employment costs mean more job opportunities

To encourage firms to hire more people, social contributions were lowered one percentage point beginning 1 January 2009.

A tax credit for household services was introduced in 2007 in order to increase the number of people employed in this sector and reduce the amount of undeclared labour. In 2008 an additional tax reduction was introduced for repair, maintenance and improvement (the RMI deduction). These two tax reductions were coordinated in 2009 (tax credit for household work). The tax reduction makes it less expensive to purchase such services. This is expected to lead to less undeclared labour, increased demand and thus new job opportunities. The measure is also expected to help unemployed people enter the labour market and increase the labour supply. As undeclared labour has changed to declared, those who work in the sector have been given new security such as the right to social benefits.

Active labour market policy increases employment

Labour market policy has been redirected with the focus on the importance of looking for work.

The Public Employment Service’s role has been developed and strengthened during the Government’s term of office. To reduce unemployment and increase employment, the Government has worked to improve matching between jobseekers and job vacancies.

New start jobs were introduced in 2007 and since then have gradually been expanded to make it easier for those who have been excluded from the labour market for a long time, for example, on account of unemployment or sick leave, to find jobs. Employers who hire people who have been unemployed or sick for more than one year receive financial compensation for a period related to the length of time these employees have spent unemployed or sick.

To increase employment among young people, employers’ social security contributions for people under the age of 26 have been lowered.

Activity and individually tailored initiatives yield jobs

Since 1 January 2008, the Public Employment Service has been an integrated public authority. This contributes to greater effectiveness and more consistent service for the individual regardless of where in the country one lives.

Labour market policy has focused on increased activation, by providing more work experience places and maintaining job search activity. In compliance with the Government’s remit, the Public Employment Service has also made use of private actors with a view to improving matching and providing better service to the unemployed.

The job and development guarantee, which includes individually tailored measures, was introduced in 2007. The guarantee is divided into three phases. It initially focuses on skills assessment and intensified job search activities, including coaching. It next provides access to a broader range of labour market programmes which include job training, work experience placement, subsidised employment and skills enhancement. In the last phase, those participants who have not found work after 450 days of compensation under the job and development guarantee are offered permanent employment of benefit to the community that utilises the amount of labour the unemployed can supply.

Increased resources to wage subsidies and to Samhall AB improve job opportunities for people with disabilities that reduce their capacity to work.

Important to try to prevent protracted sick leave

Implementing an extensive reform of sickness insurance was necessary as too many people had been on sick leave for a long time without getting any support to return to work. The individual’s capacity to work must be put to good advantage with part-time work or new work duties. Previous systems involved significant legal uncertainty for the individual as the rules were applied differently in different parts of the country.

As part of the sickness insurance reform, a rehabilitation chain with fixed time limits for testing work capacity and a ceiling on the maximum number of days of sickness benefits were introduced. Other reforms introduced included an expanded occupational health service and a rehabilitation guarantee. Furthermore, the sickness benefit rules were changed so that a permanently reduced work capacity is required to be awarded sickness benefits. Thus temporary sickness benefits were also abolished. As a result of the reform, individuals who leave sickness insurance beginning in 2010 because their entitlement to sickness benefits or temporary sickness benefits runs out, must participate in labour market measures to facilitate their return to work.

Special initiatives required in an economic downturn

To mitigate the consequences of the economic downturn, the Government has increased the resources for active labour market measures for the years 2009-2011. The resources have been used to strengthen employment services in the form of coaching, work experience placement, practical skills development and education.

Experience from the crisis in the 1990s shows that older people who become unemployed have greater difficulty than other groups getting back into the labour market. This pattern can also be seen in this economic downturn. It is the Government’s opinion that measures need to be strengthened and therefore there are proposals in this Bill to shorten the qualification period for new start jobs temporarily to six months between July 2010 and June 2012 for people who have turned 55.

Intensified efforts to support jobs, growth and adjustment targeting the Västra Götaland region

The Government in the supplementary budget to this Bill proposes intensified efforts to support jobs, growth, and adjustment targeting the Västra Götaland region in order to meet the challenges that the region may have to face. The Government proposes allocating funding in 2010 for more places in adult vocational training, vocational colleges and universities. The education measures will also continue in 2011. Funds will also be allocated from 2010—2012 to strengthen entrepreneurship and innovation, such as making Innovatum’s project for electric car development possible.

Young people may have difficulty entering the labour market

The Government has taken a number of actions in order to make it easier for young people lacking work experience to enter the labour market. Social contributions for people who had not turned 26 at the beginning of the year have been lowered. Hence employers’ costs of employing young people will decrease, thus to some extent compensating for their lack of work experience.

New start jobs for young people have been introduced to make it easier for young people to obtain work experience and thereby get a foothold in the labour market.

A special job guarantee for young people has been introduced to provide increased support and encourage unemployed young people to look for work or to continue their education in the regular education system. In view of the economic downturn, employment services have been strengthened and more initiatives in the job guarantee have been introduced. There has also been an initiative in the folk high schools targeting unemployed young people who have not completed their upper secondary school education.

A pilot project with apprenticeship training has been conducted and expanded. An inquiry into how apprenticeships should be regulated in the future presented its report in April 2010.

The economic crisis has made it more difficult for young people to enter the labour market and the chances of getting a summer job have worsened. The Government in this Bill is therefore allocating SEK 100 million to summer jobs in 2010 in municipalities, county councils and non-profit organisations. The Government further proposes to allocate a total of SEK 60 million for summer schools that primarily target those ninth graders who have not qualified for upper secondary school.

Older workers’ labour is needed and should be made use of

Older workers’ labour is needed in order for the labour supply to remain high as the population ages. Many older workers want and are able to continue working past the age of 65. The Government has therefore raised the in-work tax credit for people 65 and older to make it more worthwhile for them to continue working.

Furthermore, the special employer’s contribution for people who have turned 65 has been abolished in order to make it more attractive for firms to take on and retain older employees.

Immigrants have more difficulty getting established in the labour market

Better integration of those who have immigrated to Sweden is important both for the individuals concerned and for society as a whole. Facilitating labour market entry is an important part of a successful social integration.

New legislation clarifying various actors’ responsibilities facilitates and expedites the establishment of newly arrived immigrants. The Public Employment Service will assume responsibility for the coordination of establishment measures for newly arrived adults, heretofore a municipal responsibility. Better use will be made of newly arrived immigrants’ skills. An individualised establishment benefit will be introduced. The benefit is designed to encourage new immigrants both to work and to participate in establishment programmes. New immigrants, like others not in the labour market, are required actively to participate in measures that improve their chances of becoming self-sufficient. The regulations are in effect from 1 December 2010.

The aim of the Government’s integration strategy is to improve the conditions for labour market entry and expedite it. The strategy includes the following measures: validation of foreign professional qualifications, strengthening the opportunities for people with foreign degrees to supplement their post-secondary education, funding for national coordination of county administrative boards’ work to receive refugees, facilitating resettlement of newly arrived immigrants and the Public Employment Service pilot project on establishment consultations for newly arrived immigrants in 2009 and 2010. An important part of the establishment consultation is to provide information on the labour market situation and where in the country there is a demand for the skills that the newly arrived immigrant has or wants to acquire. With the help of this information, there is a better basis for making a decision on a place of residence.

Once residence permits have been granted, immigrants can get new start jobs for three years.

Step-in jobs offer another opportunity for subsidised employment. They are also linked to teaching Swedish for immigrants and have elements of mentorship.

An extra state benefit, which to some extent has been performance based, has aided the municipalities’ work with the reception of refugees and their establishment in the labour market.

With a new anti-discrimination act and the establishment of the Ombudsman against Discrimination, the Government has created better conditions for more effectively fighting discrimination in society. The new laws entered into force on 1 January 2009.

For many years, throughput and results in Swedish for immigrants (sfi) have remained at a very low level. The Government has submitted a bill to the Riksdag on a national Swedish for Immigrants bonus. The aim of this bonus is to get more newly arrived immigrants to learn Swedish more rapidly and thus improve their chances of getting a job. The bonus has been tested in a number of municipalities since 2009.

A pilot project with new start offices has been introduced with the aim of offering individually tailored guidance and support for those who want to start and run a company.

Importance of education, research and innovation for growth, welfare and competitiveness

A good quality education involves individual development and improves the chances of success in the labour market. A well-educated labour force contributes to higher productivity and thus to economic growth. Research promotes the development of new products, services and working methods that help improve quality and efficiency. Research and education are therefore prerequisites for maintaining and increasing Swedish companies’ competitiveness. In the long run, employment and welfare can therefore increase.

Improved school and education policy to achieve higher quality

During its term of office, the Government has developed the school and education policy by taking various measures to improve the quality of the education system. Important structural reforms include a new education act, new national tests, a reformed upper secondary school and a new teacher training programme. A new resource allocation system for higher education and research based on quality has been presented.

Study support was raised beginning 1 January 2010 to improve students’ financial situation. The exempt amount will be raised beginning 1 January 2011.

Education readies the labour force for the economic upturn

To enhance the skills of the unemployed prior to the economic upturn and tackle persistent unemployment, the Government has temporarily increased the number of study places in adult vocational training/adult education, vocational colleges and universities and colleges from 2009-2011. In 2010 and 2011, the number of study places will increase by about 34 000 and 35 000 respectively.

Research and innovations for the future

Competitive research and environments that promote innovation are important requirements for good productivity growth, rising real wages and sustainable economic growth.

The Government’s research and innovation bill covers 2009—2012 and involves additional resources of close to SEK 15 billion over four years. The focus will be on strategic initiatives in pharmaceuticals, technology and climate and increases in the research appropriations to universities and colleges. Appropriations to the state research councils and Vinnova will also be increased. With the additional resources, public sector funding for research will total more than 1 per cent of GDP.

Importance of enterprise, competition and modern infrastructure for economic growth

The Government has taken a number of measures to improve conditions for enterprise, competition and innovation. As a result of competition in open markets, products, services and working methods are developed which create the conditions for increased productivity and innovation. The same types of effects result from competition between private and public actors.

Infrastructure is of major importance for productivity, employment and economic growth. The Government’s extensive infrastructure initiatives create better conditions for companies and improve their competitiveness.

Reduced costs and simpler rules make it easier for business

Social contributions paid by the self-employed have been reduced to improve the conditions for small business growth and development.

The wealth tax was abolished in 2007. As a result, access to capital, particularly for SMEs, can be improved.

To improve access to risk capital, particularly for small business, the Government has allocated Almi and Innovationsbron AB more capital. In addition, the rules for business mortgage loans and priority rights have been changed.

The Government has reduced firms’ administrative burden in several ways, such as reducing reporting of information about tax allocation reserves, abolishing the requirement for a bank guarantee when selling companies, changing the ‘Deduction Act’ and abolishing the requirement for regular technical control of cash registers. In addition, the ‘3:12 rules’ have been reformed.

With a view to simplifying the rules and reducing companies’ administrative costs, the Government is announcing in this Bill that the statutory audit will be abolished for small enterprises beginning 1 November 2010. The Government further proposes simplifying VAT reporting. Firms’ costs have been reduced, thanks to reduced social security contributions, corporate tax cuts and the expansion fund tax reduction for self employed persons. A number of different measures have been introduced to encourage entrepreneurship in various groups. Firms’ profitability has also increased thanks to the in-work tax credit.

In March 2010, the Government proposed a number of measures that improve social security systems for entrepreneurs. The proposals aim to create more transparency and predictability in the regulatory frameworks, treat entrepreneurs and employees equally to a greater extent, and increase freedom of choice for entrepreneurs. The proposals help make the transition from employment to entrepreneurship easier. Improvements will be made in the sickness insurance, parental insurance and unemployment insurance.

All in all, these measures have created a more favourable investment climate for businesses in Sweden.

Competition increases diversity and lowers prices

The Government has implemented a number of measures to strengthen competition.

A new Competition Act has been introduced which includes regulations for public business activities.

The Swedish Competition Authority has been allocated increased resources for improving the opportunities for small businesses to participate in public procurement.

Public procurement rules have been improved and measures to improve tendering procedures have been introduced.

The Planning and Building Act has been changed to improve competition in the construction sector.

In the health care and social service sectors, measures have been taken to increase diversity. A law on freedom of choice in primary care has been introduced. Entrepreneurship is also being encouraged in health care services.

Apoteket AB’s monopoly has been abolished and it is now possible for several actors to operate pharmacies. Moreover, non-prescription medicines may be sold in stores such as grocery shops and petrol stations.

Railway traffic has been reregulated so that private actors may now be permitted to conduct operations in commercially profitable passenger traffic.

Reduced state ownership

The Government, after authorisation from the Riksdag, has decided to sell certain state assets. The Government has sold all shares in OMX, Vin & Sprit and Vasa Kronan. With the sale of shares in TeliaSonera, state ownership in the company has decreased from 45.3 till 37.3 per cent. The transaction value of the above-named sales totalled SEK 116.1 billion.

Well-functioning infrastructure is an important framework in a modern society

In March 2010, the Government adopted a national plan for the development of the national transport system for 2010—2021. The state infrastructure frame will total SEK 417 billion. The Government will also allocate extra resources to state infrastructure in 2009—2011. The challenge has been to find technical and financially sustainable solutions for needs that change as the population, buildings and business life evolve. Making co-financing of state transport infrastructure possible has also been important.

Greater cooperation can yield better designed measures and create room for more improvements to state infrastructure. Among the road and railway investments approved are projects that will be financed in whole or in part by congestion taxes, road tolls and municipal contributions. Among these projects are the state infrastructure investments included in the Stockholm agreement, including the Stockholm bypass, and those in the West Swedish Package, including the Marieholm Tunnel. All these projects are of major importance not only for regional development, but also nationally as there is a substantial improvement in the conditions for the efficient transport of goods and people.

To promote competition and achieve greater infrastructure efficiency, the Government has changed the structure of public authorities and clearly separated purchasers’ and producers’ roles. Forms of procurement have been reviewed. This helps create better competition conditions in the construction market and contributes to more efficient resource utilisation. A new Swedish Transport Administration and the public authority Transport Analysis have been established while the Swedish Road Administration, the National Rail Administration and the Swedish Institute for Transport and Communications Analysis have been wound up.

Activities exposed to competition should normally not be conducted in the form of a public authority. In this area, the Government has also begun a process whereby the market for passenger traffic on railways will be opened to competition and has proposed a modernisation of public transport legislation.

Responsible policy for orderly public finances

The budgetary policy framework has been respected and strengthened during the Government’s term of office. This has been crucial for orderly public finances. Experience from the financial crisis has very clearly shown the great importance of a well-functioning budgetary policy framework. During its term of office, the Government has introduced such measures as the obligatory expenditure ceiling and proposes in this Bill that the surplus target also be made obligatory.

Measures to prevent and manage future crises

The serious financial crisis was due to a number of different factors. Global imbalances, too much debt in relation to ability to pay, new complex repackaged securities with insufficient transparency, inadequate regulation, inadequate supervision and faulty incentives led to the build-up of risk in the financial system. Both governments and central banks in various countries have implemented measures to restore balance to the financial system. Sweden’s Government took a number of different measures to prevent a credit crunch.

In Sweden, the central government has introduced a guarantee programme directed at the banking system with a frame of SEK 1 500 billion and a capital injection programme with a frame of SEK 50 billion. A new stabilisation fund was established in 2008 to finance the state’s commitments in banks and other credit institutions. In addition to state commitments in the banking system, measures have been taken to increase firms’ access to credit. Here it should be mentioned that Swedish Export Credits Guarantee Board’s frame for its guarantees has been raised from SEK 175 billion to SEK 500 billion. The Swedish Export Credit Corporation has been granted a borrowing limit of SEK 100 billion and allocated capital of about SEK 5.5 billion. The Government has also been authorised to issue state guarantees to the Export Credit Corporation for a maximum of SEK 250 billion for its borrowing. ALMI företagspartner has been granted a capital injection of SEK 2  billion.

More freedom of choice and security

Education, health care, social services and the judicial system make up the core welfare services. Greater freedom of choice and higher quality are important guiding principles for the Government’s work on welfare. More actors who contribute by developing new services and improving efficiency aid this progress. Follow-up and quality assessment of these activities is another important part. The Government assigns a high priority to core welfare activities in the public sector and to the creation of a fairer distribution of public sector resources.

Municipalities and county councils shoulder responsibility for welfare

Municipalities and county councils are responsible for supplying basic welfare services such as education, health care and social services.

It is a high priority of the Government that quality and accessibility during the economic downturn remain high. To ensure that everyone continues to have good access to the basic welfare services even in an economic downturn, central government grants to municipalities and county councils have been temporarily increased in 2010. From 2011 there will be a permanent allocation of SEK 5 billion.

Better elderly care with increased freedom of choice

The objective of the Government’s elderly policy is for older people to lead active lives and have influence in society and over their own daily lives; for them to be able to grow old in security and preserve their independence; and for them to be treated with respect and have access to good health care and social services. To meet this objective, a national set of values in elderly care has been introduced. The Government has also allocated extensive funding to increase well-being, for example, by medication reviews, better dementia care and more social content in elderly care.

The Government has taken several measures during its term of office to support municipalities and county councils in their work to develop a well-functioning elderly care.

To encourage the development of freedom of choice in elderly care, the Act on Systems for Freedom of Choice (LOV) has been introduced and the Government has allocated funding to municipalities to encourage them to prepare and develop a freedom of choice system.

Municipalities’ responsibility for offering support to caregivers whose relatives are suffering from long-term illness or are elderly or disabled has been clarified in the Social Services Act. The Government has also entered into an agreement with the Swedish Association of Local Authorities and Regions on a programme for good elderly care. Furthermore, an investment subsidy has been introduced to support the creation of more places in residential care and the construction of secure retirement homes.

More accessible and efficient health and medical care of better quality

The Government’s health care policy objective is good health and medical care on equal terms for the entire population. By putting the focus on the public and patients, everyone will be offered individually tailored and efficient health care of good quality.

The Government has allocated additional resources in 2010—2012 to make health care more accessible and efficient and improve the quality. The resources will be used to establish a national and independent audit function and to introduce a system with a permanent health care contact. Better patient safety, safe use of pharmaceutical products and methods to do away with ineffective treatments are other important factors in increased efficiency and quality. A national cancer strategy will help county councils and regions in a resource efficient way to meet the many challenges facing cancer treatment, including improving the quality of care for cancer patients.

The introduction of the initiative to shorten health care queues (Kömiljarden), which allocates SEK 1 billion in extra resources to those county councils that meet the accessibility targets set, has in a short time sharply reduced waiting times for health care. A dental care reform, which gives everyone a dental care voucher and protection against high costs for extensive dental care, has also been introduced. A far-reaching initiative has also been implemented to improve psychiatric care.

Family policy

The Government has carried out a family policy reform, which increases diversity and freedom of choice in childcare, makes it possible to spend more time with children and supports gender equality between women and men. The reform includes the introduction of childcare vouchers, a gender equality bonus and a greater educational content in preschools. The reform has also made the municipal child-raising allowance possible.

Housing policy

During its term of office, the Government has worked for a more secure and better functioning housing market. The Government has made it possible for more people, for example, in the Million Programme, to convert their flats into tenant-owned housing through the abolition of the ‘stop law’. The Government has also introduced owner-occupied apartments in new production, which are aimed at increasing the diversity and freedom of choice in housing and at strengthening individuals’ freedom of choice and influence over their housing. Together with housing market parties, new playing rules for municipal housing companies and setting rents have been drawn up. These changes create the conditions for a better functioning rental market, which in the long run will strengthen the right of tenancy as a form of tenure. The abolition of the state property tax has given hundreds of thousands of Swedes home ownership security.

Importance of reducing the number of incorrect payments.

The social security systems are collectively financed using tax revenue. To uphold the legitimacy of the social security systems and people’s confidence in them, it is important that payments be made on time and only to people who are entitled to financial support. During its term of office, the Government has taken several measures to reduce incorrect payments from the social security systems. These include the introduction of a special law on social security fraud and a number of statutes have been changed with a view to facilitating the exchange of information between public authorities. The Government is also continuing to work actively to strengthen the social security systems’ sustainability and preserve its legitimacy.

In that respect, the authorities’ work to reduce incorrect payments from the social security systems is a top priority. Fighting undeclared labour and tax evasion are other important challenges. One example of a measure that is intended to meet these challenges is the introduction of the HUS tax credit, a tax credit for household work.

Fighting crime for greater security

Greater security and less crime is a top priority for the Government.

Crimes of violence have been increasing in volume for a long time. Serious organised crime is a grave threat to our open society and to individuals. Volume crime, for example, theft, damage and assault and battery, affects people’s everyday life. Too few crimes are solved. To increase public confidence, the judicial system needs to be brought closer to people in their everyday life and more police officers are an important part of this.

For combating serious crimes of violence and for sentences that to a greater extent are in proportion to the crimes committed, sentences need to be stiffer. Early and explicit measures are particularly important for young offenders and young victims of crime.

A more effective judicial system for a more secure society and increased confidence

The Government requires a high level of efficiency in the judicial system and extensive work is underway to review its efficiency. The authorities’ cost effectiveness, operational record, and criminal policy and structural measures play important roles in increasing efficiency. The rule of law and a victim’s perspective provide an important basis for the efforts to improve efficiency.

During the Government’s term of office, the judicial system has received more resources. As a result of the Government’s initiative, the target of 20 000 police officers was achieved in 2010, more crime was uncovered, investigated and tried, and the courts’ turnaround time has become shorter, despite the increased volume of litigation. The system of criminal sanctions will undergo an extensive overhaul and stiffer sentences have been proposed.

The National Police Board, the Swedish Prosecution Authority and the Swedish National Courts Administration have been given the remit to take joint measures to ensure effective cooperation and the joint handling of volume crime. Measures are also being taken to prevent repeat offences. A new regulation on forfeiture improves the potential for success in fighting crime.

Fair income distribution

Between 1991 and 2008, household real disposable income increased an average of 1.8 per cent a year. Between 2006 and 2008 alone, economic standards improved by over 8 per cent. At the same time, income inequality had been increasing for a longer time, primarily on account of the rise in capital gains and the stock markets until summer 2007. When large increases in value are realised, the importance of capital gains for household incomes increases. The weak stock exchange trend from the second half of 2007 up to spring 2009 resulted in lower asset values and lower capital gains, which can be expected to contribute to less income inequality in 2008 and 2009.

When more people have jobs, there is less income inequality in society

When more people enter the labour market and fewer are supported on allowances, income inequality between households decreases. The smoothing effect from more people working will be greater over time, since the productivity of those who begin to work will gradually strengthen and their income opportunities will improve.

Measures that make it more worthwhile to work may initially lead to increased income inequality. The immediate effects on income distribution are, however, quite small compared with normal changes in market returns.

Higher supplementary allowance for additional children

Families with several children make up a relatively large part of households with low economic standards and in the wake of the crisis, may be at risk of falling behind. To improve these households’ financial situation, the Government proposes to raise the child allowance’s supplementary allowance for additional children. It is recommended that the proposed amendments to the Bill enter into force on 1 July 2010.

Reduced income taxes for pensioners

Pensioners are one of the groups most affected by the economic crisis. The balancing mechanism in the old-age pension system will lead to lower pensions in 2010. In 2011, the earnings-related old-age pension is expected to fall further. In light of this, the Government proposes reducing the income tax in 2011 by raising the non-taxable allowance for people who have turned 65. Income tax for this age group will also be reduced for 2009 and 2010 by increasing the non-taxable allowance.

An integrated climate and energy policy

Climate change is one of the greatest challenges of our time. Sweden is showing leadership to meet these challenges both internationally and with measures implemented in Sweden. The Government has presented a comprehensive long-term climate and energy policy for the environment, competitiveness and security. Broad support has been obtained for this policy in Swedish society. Swedish business and consumers must be assured of a secure energy supply. This presupposes long-term rules and stable conditions.

The Government’s climate and energy policy involves a rapid transition away from a fossil fuel society and sharp reductions in greenhouse gas emissions. Renewable energy initiatives and more efficient energy use increase Sweden’s security of supply and competitiveness and at the same time contribute to sustainable development and give Swedish research and business a leading role in the global changeover to a society that is not dependent on fossil energy. Furthermore, the use of nuclear power has been extended by abolishing the Nuclear Phase-Out Act and removing the prohibition in the Nuclear Activities Act on building new plants.

The Government has taken other important environmental policy measures with the aim of achieving greater environmental benefits while making more efficient use of society’s resources. These include major marine environment initiatives, environmental initiatives with respect to traffic and measures to achieve environmental objectives for sustainable forests.